


APR 18 2003

Luminex

LUMINEX ANNUAL REPORT 2002

CORPORATE PROFILE

Luminex® Corporation manufactures and markets products incorporating a proprietary technology that advances and simplifies biological testing for the life sciences industry. This industry depends on a broad range of tests, called bioassays, to perform diagnostic tests, discover new drugs and identify new genes. Our xMAP™ technology allows our Luminex® 100™ System to simultaneously perform up to 100 bioassays on a single drop of fluid by reading biological tests taking place on the surface of microscopic polystyrene beads, called microspheres. xMAP technology combines this miniaturized liquid array bioassay capability with small lasers, digital signal processors and proprietary software to create a system offering advantages in speed, precision, flexibility and cost. Our xMAP technology is currently being used within the various segments of the life sciences industry in the fields of drug discovery, clinical diagnostics, genetic analysis and biomedical research.

FINANCIAL DATA

Operations

	Years ended December 31,		
	2000	**2001**	**2002**
	(in thousands, except per share data)		
Revenue	$ 8,570	$ 20,939	$ 13,008
Gross profit	$ 3,230	$ 6,323	$ 2,683
Net loss	$(12,474)	$(15,685)	$(24,934)
Net loss per share	$ (0.52)	$ (0.55)	$ (0.85)

Financial Position

	December 31,		
	2000	**2001**	**2002**
	(in thousands)		
Working capital	$ 76,779	$ 63,018	$ 45,321
Total assets	$ 83,668	$ 72,073	$ 53,623
Stockholders' equity	$ 78,688	$ 67,255	$ 45,571


Annual Revenues
$20,939,000
$13,008,000
$8,570,000
2000
2001
2002


Installed Systems
1,271
1,016
389
2000
2001
2002

Instruments
Consumables + Royalties
All Other

To Our Stockholders:

The 2002 year can be summarized as one of transition for Luminex. Entering 2003, we believe the company is now structured to better respond to the needs of our customers. The productivity of our partnership arrangements continues to grow and our installed base of systems has increased. Finally, we exited 2002 by initiating a strategic analysis, through a consulting firm with extensive life science industry expertise, to evaluate and refine our core focus and operating plan to maximize our results.

As we mentioned throughout last year, the rate of commercial rollout by our partners has been slower than expected which affected the rate of instrument placements and the related consumable and royalty revenue. Our system placements for 2002 were 255, bringing our total installed base as of the end of 2002 to 1,271. As our partnership arrangements continue to mature, we anticipate further commercial acceptance and further penetration in the life science marketplace. During the second half of 2002, we had six additional strategic partners commercialize bringing the total of commercial royalty submitting partners to 14 at year-end. Our royalty revenue, which generally is directly related to sales of either test kits or test results utilizing our technology, is a key indicator of the acceptance of our technology in the marketplace. Total royalty bearing sales of such products by our strategic partners during 2002 increased by almost five fold over those of 2001 to an estimated $10.5 million.

The partner additions of Celera, Bayer and Abbott Laboratories highlighted our recent business development and sales and marketing efforts. The addition of these market leaders, as Luminex strategic partners, further solidifies the Luminex xMap technology. Their commitment to the xMap platform further validates the power and quality of Luminex's multiplexing detection system, and should enhance Luminex's visibility and penetration into the highly competitive research and in vitro diagnostic products markets.

In the fourth quarter of 2002, we completed an organizational assessment that began in the second quarter of 2002 to right size our infrastructure. The result was a reduction in force, a decrease in facilities space and implementation of our strategic consulting study. We ended the year with approximately 115 employees, down from a high of 196 during 2002. The company has also taken additional steps to manage our expenses to an appropriate level relative to our current revenue stream, and to posture ourselves to respond quickly to the needs of the marketplace. Through our consulting engagement, we are evaluating our business model and market segments and identifying how best to sustain and enhance our competitive advantages. On completion of this study, we should have the necessary information, along with proposed guidance, to appropriately allocate our resources to meet the customer requirements in the specific market segments.

In addition to the significant activities listed above, we sold the Rules Based Medicine research project in September 2002 and, in connection therewith, Mark Chandler, a co-founder, and the former Chairman, CEO and President of Luminex, departed with certain other employees to pursue RBM. We believe this transaction will allow Luminex to best utilize its resources to maximize stockholder value and properly focus on our core business. We wish Mark, Dennis Denton, Ralph McDade, Mike Spain and the rest of the RBM team well in their future endeavors and thank them for their past service to Luminex.

Although 2002 was a year filled with transition, we remain optimistic about our position in the marketplace and the strength of our technology. We appreciate the continued support of our stockholders and dedication of our employees and we are confident in our ability to take advantage of the tremendous opportunities that are in front of us.





G. Walter Loewenbaum, II
Chairman of the Board

Thomas W. Erickson
Interim President & Chief Executive Officer

[THIS PAGE INTENTIONALLY LEFT BLANK]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

/X/ Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2002 or

/ / Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from ____ to ____.

Commission File No. 000-30109

LUMINEX CORPORATION

(Exact name of registrant as specified in its charter)

DELAWARE	**74-2747608**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
12212 TECHNOLOGY BLVD., AUSTIN, TEXAS	**78727**
(Address of principal executive offices)	(Zip Code)

(512) 219-8020
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12 (b) of the Act: None

Securities registered pursuant to Section 12 (g) of the Act:

COMMON STOCK, PAR VALUE $0.001
RIGHTS TO PURCHASE SERIES A JUNIOR PARTICIPATING PREFERRED STOCK, PAR VALUE $0.001
(TITLE OF CLASS)

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the Registrant is an accelerated filer (as defined by Exchange Act Rule 12b-2). Yes [X] No [ ]

Based on the closing sale price of common stock on The Nasdaq Stock Market on March 24, 2003, the aggregate market value of the voting stock held by non-affiliates of the Registrant was $122,584,587. Excludes an aggregate of 4,402,652 shares of common stock held by officers and directors.

There were 29,625,818 shares of the Company's Common Stock, par value $.001 per share, outstanding on March 24, 2003.

DOCUMENTS INCORPORATED BY REFERENCE

Listed below are documents parts of which are incorporated herein by reference and the part of this report into which the document is incorporated:

Proxy Statement for the 2003 Annual Meeting of Stockholders - Part III (which definitive proxy statement will be filed with the Securities and Exchange Commission not later than 120 days subsequent to December 31, 2002).

LUMINEX CORPORATION

FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2002

TABLE OF CONTENTS

Safe Harbor Cautionary Statement

All statements in this report that do not discuss past results are forward-looking statements. Generally, the words "believe," "expect," "intend," "estimate," "anticipate," "will" and similar expressions identify forward-looking statements. All statements which address our outlook for our businesses and their respective markets, such as projections of future performance, statements of management's plans and objectives, forecasts of market trends and other matters are forward-looking statements. It is important to note that our actual results or performance could differ materially from those projected in such forward-looking statements. Forward-looking statements are based on management's current expectations and are therefore subject to certain risks and uncertainties, including those discussed under the section titled "Factors That May Affect Future Results" included in this Annual Report on Form 10-K. Specific uncertainties which could cause our actual results to differ materially from those projected include risks and uncertainties relating to market demand and acceptance, the dependence on strategic partners for development, commercialization and distribution of products, fluctuations in quarterly results due to a lengthy and unpredictable sales cycle, our ability to scale-up manufacturing operations, potential shortages of components, competition, the timing of regulatory approvals and any modification of the Company's operating plan in response to its ongoing evaluation of its business and search for a new chief executive officer. We expressly disclaim any intent, obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this Annual Report on Form 10-K to reflect any change in our expectations with regard to such statements or any change in events, conditions or circumstances on which any such statements are based.

Luminex® and xMAP™ are trademarks of Luminex Corporation. This report also refers to trademarks, service marks and trade names of other organizations.

PART I.

ITEM 1. BUSINESS

Overview

Luminex Corporation manufactures and markets products incorporating a proprietary technology that advances and simplifies biological testing for the life sciences industry. This industry depends on a broad range of tests, called bioassays, to perform diagnostic tests, discover new drugs and identify new genes. Our xMAP technology allows our Luminex 100 System to simultaneously perform up to 100 bioassays on a single drop of fluid by reading biological tests taking place on the surface of microscopic polystyrene beads called microspheres. xMAP technology combines this miniaturized liquid array bioassay capability with small lasers, digital signal processors and proprietary software to create a system offering advantages in speed, precision, flexibility and cost. Our xMAP technology is currently being used within the various segments of the life sciences industry in the fields of drug discovery, clinical diagnostics, genetic analysis, protein analysis and biomedical research.

Luminex was incorporated in May 1995 and began commercial production of our first generation system in 1997. Our shares of common stock are traded on The Nasdaq Stock Market under the symbol "LMNX."

Luminex is incorporated in the State of Delaware, our principal executive offices are located at 12212 Technology Blvd., Austin, Texas 78727, and our telephone number is (512) 219-8020.

Industry Background

The life sciences industry uses bioassays to detect the presence of certain biochemicals, proteins or genes in a sample. Drug discovery, genetic analysis, pharmacogenomics, clinical diagnostics and general biomedical research all use bioassays. For example, bioassays can be used to:

- measure the attraction, or affinity, between a chemical compound and a disease target for drug discovery and development;

- assist physicians in prescribing the appropriate drug therapy to match the patient's unique genetic makeup, a process known as pharmacogenomics;

- detect genetic variations, such as single nucleotide polymorphisms (SNPs); or

- measure the presence and quantity of biochemicals in blood to assist physicians in diagnosing, treating or monitoring disease conditions.

Laboratories either develop bioassays internally to meet their specific needs or purchase them in the form of off-the-shelf test kits or customized services. Although it is important to note that our xMAP technology is relevant to only a subset of the total life sciences market, industry reports estimated the total global market for tools and consumables used in drug discovery and development, clinical diagnostics and biomedical research to have been approximately $33 billion as of 2001 and expected to grow at an annual rate of approximately 7%.

The table below briefly describes the key bioassay technologies in the life sciences industry:

KEY TECHNOLOGIES	DESCRIPTION	MARKETS SERVED
BioChips	High-density arrays of DNA fragments attached to a flat glass or silicon surface	Biomedical research
Clinical immuno-analyzers	Automated test-tube based platform	Clinical.diagnostics
Gels and blots	Physical separation of analyses for visualization	Clinical diagnostics and biomedical research
Microarrays	Low-density arrays of DNA fragments attached to a flat glass or silicon surface	Biomedical research
Microfluidics chips	Miniaturized liquid handling system on a chip	Biomedical research
Microtiter-based assays	Plastic trays with discrete wells in which assays are fixed	Drug discovery, clinical diagnostics and biomedical research

XMAP Technology

Our xMAP technology has been designed to provide a testing platform that can perform a wide range of bioassays in a cost-effective manner. The key features of xMAP technology include the following:

- Multi-analyte/multi-format

  xMAP technology has been designed to simultaneously perform up to 100 distinct bioassays in a single tube or well of a microtiter plate using only a small amount of sample. Moreover, unlike most existing technologies that are capable of performing only one type of bioassay, xMAP can perform enzymatic, genetic and immunologic tests on the same instrumentation platform.

- Flexibility/scalability

  xMAP technology allows flexibility in customizing test panels. Panels can be modified to include new bioassays in the same tube by adding additional microsphere sets. It is also scalable, meaning that there is no change in the manufacturing process or the required labor, whether producing a small or large number of microsphere-based tests.

- Throughput

  Our technology's current ability to perform up to 100 tests in a single tube with only a small amount of sample permits efficient use for high-throughput applications.

- Ease of use

  Most xMAP bioassays are simple to perform. A test sample is added to a solution containing microspheres that have been coated with reagents. The solution is then processed through our xMAP system which incorporates proprietary software to automate data acquisition and analysis in real-time.

- Low cost

  We have designed our xMAP systems to be relatively inexpensive to manufacture and utilize. In addition, microsphere-based bioassays are inexpensive compared to other technologies such as biochips.

Our xMAP technology combines existing biological testing techniques with advanced digital signal processing and proprietary software. With our technology, discrete bioassays are performed on the surface of color-coded microspheres. These microspheres are read in a compact analyzer that utilizes lasers and high-speed digital signal processing to simultaneously identify the bioassay and measure its result.

Polystyrene microspheres, approximately 5.6 microns in diameter, are a fundamental component of the xMAP technology. We purchase undyed microspheres and, in a proprietary process, dye them with varying intensities of a red and a near infrared dye to achieve up to 100 distinct colors. The specific dye proportions permit each color-coded microsphere to be readily identified based on its distinctive fluorescent signature. Our customers create bioassays by attaching different biochemical reactants to each distinctly colored microsphere set. The microsphere sets can then be combined in test panels as required by the user, with a current maximum of 100 tests per panel.

To perform a bioassay using xMAP technology, a researcher attaches biochemicals, or reagents, to one or more sets of color-coded microspheres, which are then mixed with a test sample. This mixture is injected into the xMAP analyzer, where the microspheres pass single-file in a fluid stream through two laser beams. The first laser excites the internal dyes that are used to identify the color of the microsphere and the test being performed on the surface of the microsphere. The second laser excites a third fluorescent dye that is used to quantify the result of the bioassay taking place. Our proprietary optics, digital signal processors and software record the fluorescent signature of each microsphere and compare the results to the known identity of that color-coded microsphere set. The results are analyzed and displayed in real-time with data stored on the computer database for reference, evaluation and analysis.

Business Strategy

Our primary goal continues to be to establish our xMAP technology as the industry standard for performing bioassays. To achieve this goal, we have implemented the following strategies:

- Focus on large sectors

  We will continue to focus our commercialization efforts through strategic partners on large sectors of the life sciences industry. We have targeted major pharmaceutical companies, large clinical laboratories, in vitro diagnostic manufacturers and major medical institutions for our principal marketing efforts. We believe these customers provide the greatest opportunity for maximizing the use of xMAP technology and that continued adoption by these industry leaders will promote wider market acceptance.

- Continue to develop strategic partnerships

  We intend to broaden and accelerate market acceptance of xMAP technology by continuing to enter into development, marketing and distribution strategic partnerships with the leaders in the life sciences industry that we believe can convert core product lines to, and develop new applications on, Luminex platforms. By leveraging our strategic partners' market positions and utilizing their distribution channels and marketing infrastructure, we believe we can continue to expand our installed base. Currently, we have 14 strategic partners who have released commercialized products utilizing the Luminex platform and are submitting royalties. These 14 strategic partners accounted for approximately 44% of our total revenue in 2002, of which three strategic partners constituted 30% of total revenue.

- Develop next generation products

  Our research and development group is pursuing projects intended to advance our xMAP technology. We are also collaborating with industry participants and biomedical research institutions to develop additional xMAP products.

In November 2002, we engaged a strategic consulting firm with extensive experience in the life sciences industry to assist management in evaluating and refining the core focus and operating plans for the Company. Based on the results of this study, the consulting firm will make recommendations to management which, if adopted, may impact the Company's strategy and operations on a go-forward basis.

Products

Instruments

Luminex 100. The Luminex 100 is a compact analyzer that integrates fluidics, optics and digital signal processing to perform up to 100 bioassays simultaneously in a single tube or well of a microtiter plate using only a small amount of sample. By combining small diode lasers with digital signal processors and microcontrollers, the Luminex 100 performs rapid, multi-analyte profiles under the control of a Windows®-based personal computer and our proprietary software.

We also offer two peripheral components for the Luminex 100 - the XY Platform and the Luminex Sheath Delivery System ("Luminex SD"). The XY Platform complements the Luminex 100 by automating the sequential positioning of each well of a microtiter plate, permitting up to 9,600 unattended tests per plate to be performed in less than an hour. The XY Platform can also be connected to robotic systems that deliver these plates to the Luminex 100, allowing integration into automated test centers. The Luminex SD is a pressurized, external pump delivery system that enhances the delivery of sheath fluid to the Luminex 100 by pumping sheath fluid from an external bulk reservoir, enabling the Luminex 100 to operate for up to 24 hours without switching to a new reservoir of sheath fluid.

Luminex HTSTM (High-Throughput System). The high-throughput version of our xMAP analyzer, the Luminex HTS, is interfaced with an automated liquid handler. The Luminex HTS utilizes a higher pressure flow system which produces a flow rate approximately ten times greater than the flow rate of the Luminex 100. Although a small number of HTS systems were sold in 2001 and 2002, full commercial production of the Luminex HTS currently is expected to begin in the second quarter of 2003.

Consumables

Microspheres. Our xMAP systems use polystyrene microspheres that are approximately 5.6 microns in diameter. We dye the microspheres in sets with varying intensities of a red and a near infrared dye to achieve up to 100 distinct color sets. Each microsphere can carry the reagents of an enzymatic, genetic or immunologic bioassay. In addition to microspheres, consumables also include sheath fluid and spare parts.

Universal array microspheres. In January 2003, the Company introduced a universal array microsphere. This microsphere-based product is designed for conducting genotyping and other DNA-based experiments in the life sciences and diagnostic markets using our xMAP technology. When used in conjunction with our multiplexing technology, the universal array microspheres are designed to simplify the genotyping assay development process and increase assay flexibility. The universal array microspheres may be used in customized end-user identified single nucleotide polymorphisms (SNPs) or in pre-defined kits developed by our strategic partners.

Sales and Marketing

Our sales and marketing strategy is intended to expand the installed base of xMAP systems and generate recurring revenues from royalties on bioassay kits and testing services developed or performed by others that use our technology, as well as from the sale of microspheres and other consumables. The key element of our sales and marketing strategy is a strategic partner program with life sciences companies that will develop applications or perform testing using our technology platforms and distribute our systems to their customers. During 2002, we effected a reduction in force designed to reduce overhead costs and align staffing and personnel costs with the Company's current business. In connection with the reduction in force, we eliminated our direct sales function and are now focusing our sales and marketing efforts primarily through our strategic partners.

We continue to use strategic partners as our primary distribution channel. Strategic partners develop application-specific bioassay kits for use on our systems that they sell to their customers generating royalties for us. Certain strategic partners also perform services for third parties using our technology that also result in royalties for us. Some strategic partners also buy our products, including xMAP systems and consumables, and then resell those products to their customers. As of December 31, 2002, we had 14 strategic partners who had released commercialized products utilizing the Luminex platform and were submitting royalties. Of such 14 strategic partners, 8 companies principally serve the clinical diagnostics market and 6 companies serve the research market. These strategic partners constituted 44% of the Company's revenues for 2002. We also believe our strategic partners provide us with complementary capabilities in product development, regulatory expertise and sales and marketing. By leveraging our strategic partners' bioassay testing competencies, customer relationships and distribution channels, we believe that we can achieve rapid market penetration without a direct sales force.

We also serve as the original equipment manufacturer (OEM) for certain strategic partners that choose to sell our xMAP systems under their own branding and marketing efforts.

Customers

At December 31, 2002, we had sold a total of 1,273 xMAP system since inception in the biomedical research, clinical diagnostics and pharmaceutical markets. For the three years ended December 31, 2002, 2001 and 2000, we had sales to foreign customers of $2.7 million, $2.3 million and $2.2 million, respectively, representing 20.7%, 11.3% and 26.6%, respectively, of our total product revenues for such periods. In 2002, only one customer accounted for more than 10% of total revenues. Bio-Rad Laboratories, Inc. accounted for 16%, 13% and 13% of our total revenues in 2002, 2001 and 2000, respectively. In addition, in 2001 another customer accounted for 16% of total revenues. Although no other customer accounted for more than 10% of our total revenues in 2002, 2001 or 2000, a total of three customers constituted approximately 30% of total revenues in 2002. The loss of any of these customers could have a material adverse effect on our business, financial condition and results of operation.

Technical Operations

Our Technical Operations Group provides technical support to customers, strategic partners and their customers. Most of the Company's technical operations personnel are either biologists or biochemists and have extensive experience in academic, industrial and commercial settings. Cross training is a major focus, empowering group members to solve problems outside their primary assignment.

Customer Support

Our in-house customer support department assists users through a toll-free customer support hotline, facsimile and e-mail. Personnel assist our strategic partners and customers with product orders, software, hardware, system implementation and development of their bioassays. A comprehensive software and database system is utilized to track customer interactions, follow trends and utilization. The information is categorized and presented to management for weekly and monthly review.

In addition to resolving customer problems, our customer service group also attends trade shows and visits customers to solicit feedback.

Training

Through our training group, we offer comprehensive programs in basic system training, advanced assay development, instrument field service and technical support functions. For larger customers who have many users, such as our strategic partners, training may be performed on-site at their locations.

Field Service

We have five field service personnel: three based in Austin, Texas, one in Chicago, Illinois and one in San Jose, California. To support the increasing number of installed systems, we have entered into agreements with third party service providers at both the domestic and international levels. Furthermore, we intend to base additional field service personnel on both the east and west coasts of the U.S. and pursue additional third-party service provider agreements for quicker, more cost-effective support of our customers worldwide. Additionally, certain of our strategic partners provide their own field service support.

Technical Applications

In order to allow customers to expedite the production of bioassays for use on our systems, we have formed a technical applications group, based in Austin, Texas, that includes experienced biological scientists. This group works closely with our customers and strategic partners in their development of bioassays with the ultimate goal of faster adoption and commercialization.

Research and Development

Our research and development program is devoted to advancing the capabilities of our xMAP technology to further penetrate the life sciences industry. As of March 24, 2003, we employed approximately 25 engineers, scientists and technicians dedicated to research and development. In addition, we are collaborating with other companies and academic institutions to increase the breadth of xMAP applications. Our current research and development projects include:

- Mixed sample measurement of cells and beads

  We have initiated a project on behalf of a strategic partner to examine the utility of xMAP technology for blending bead-based assays for soluble analytes with simultaneous cellular analysis of a complex biological sample.

- Expanding our multiple testing capabilities

  Our current bead utilizes two common chemistries for the immobilization of assays on its surface. While these chemistries are well accepted in the industry, it is desirable to expand our bead chemistry capability to enhance market penetration and adoption.

- Automation

  We are collaborating with our strategic partners to integrate our various xMAP instruments with sample handling equipment and laboratory information systems to increase bioassay throughput.

- Enhancing biassay performance and operational efficiencies

  Our scientists and hardware and software engineers continually dedicate efforts to further enhance xMAP in the areas of assay performance, such as sensitivity, precision and ruggedness, and operational efficiencies.

Manufacturing

The Company has approximately 18,000 square feet of manufacturing facilities located at the Company's principal executive offices in Austin, Texas. In 2002, we successfully completed the registration of our quality management system to the ISO 9001:2000 standard, which is an internationally recognized standard for quality management systems. Subsequent audits by the registrar will be carried out at 6-month intervals to ensure we are maintaining our system in compliance with ISO standards.

Instruments

Certain components of our xMAP instruments are assembled by contract manufacturers. The remaining assembly and manufacturing of our instruments is performed by our employees at our facility in Austin, Texas. The quality control and quality assurance protocols are also performed at this facility. Parts and component assemblies that comprise our xMAP instruments are obtained from a number of sources; however, we currently purchase lasers for our xMAP instruments from one supplier. We recently received notice that this supplier will terminate the production of the model of lasers currently used in our xMAP instruments during late 2003 or early 2004. While we believe our current supply of lasers will be sufficient to meet our needs for 2003, the failure to find an alternative supplier to supply quality lasers at a reasonable price for our xMAP instruments, or enter into an arrangement with our current supplier to provide us with a suitable replacement laser, would have a material adverse effect on our business, financial condition and results of operations. There are, however, available alternative suppliers of such lasers and we are currently evaluating our options, including entering into arrangements with alternative suppliers to provide lasers to us in the future.

Microspheres

We dye polystyrene microspheres using a proprietary method in our Austin, Texas manufacturing facility in large lots with ten intensities of a red and a near infrared dye to produce 100 distinctly colored microsphere sets. We currently use one supplier for polystyrene microspheres, which we purchase pursuant to purchase orders and not pursuant to a long-term contract. While we believe the microspheres will continue to be available from our supplier in quantities sufficient to meet our production needs, there are other suppliers that could provide us microspheres, if given sufficient lead-time to manufacture the microspheres to our specifications.

Competition

We designed our xMAP technology for use by customers across the various segments of the life sciences industry. For this reason, much of our competition is from existing technologies that perform many of the same functions as our xMAP technology. Our competition includes companies marketing conventional testing products based on established technologies, as well as companies developing their own advanced testing technologies. Most of our competitors are larger than we are and can commit significantly greater resources to their competitive efforts.

The pharmaceutical industry is the largest market for the genomic, protein and high-throughput screening applications of the xMAP technology. In each application area, Luminex faces a different set of competitors. Genomic and protein testing can be performed by products available from Affymetrix Inc., Applied Biosystems, a business group of Applera Corporation, Aclara Biosciences, Inc., Becton Dickinson Company, Illumina Perkin-Elmer Life Sciences, a business unit of PerkinElmer, Inc., and Sequenom, Inc., among others. In high-throughput screening, Molecular Devices, IGEN, Amersham and Aurora BioSciences Corporation offer products competitive with ours.

The clinical laboratory market is dominated by several very large competitors. These include Abbott Laboratories, Bayer Corporation, Beckman Coulter, Inc., Johnson & Johnson and Roche Bioscience, a division of F. Hoffmann-La Roche Ltd., among others. These companies have technologies that can perform a variety of established assays. These companies also offer integrated systems and laboratory automation that are designed to meet the need for improved work efficiencies in the clinical laboratory.

Competition within the biomedical research market is even more fragmented than that within the pharmaceutical industry. There are hundreds of suppliers to this market including Amersham Pharmacia Biotech, Applied Biosystems, Becton Dickinson, Perkin Elmer Life Sciences and Zeptosens. Any company in this field is a potential competitor with us.

Intellectual Property

To establish and protect our proprietary technologies and products, we rely on a combination of patent, copyright, trademark and trade secrets laws and confidentiality agreements.

We have implemented a patent strategy designed to maximize our intellectual property rights. For core intellectual property, we are pursuing patent coverage in the United States and those foreign countries that correspond to the majority of our anticipated customer base. We currently own 12 issued patents in the United States. In addition, our patent portfolio includes 17 other pending patent applications in the United States and their corresponding international and foreign counterparts in major industrial markets. Our patents and pending claims provide, or will provide, protection for systems and technologies that allow "real time" multiplexed analytical techniques for the detection and quantification of many analytes from a single sample. We also hold a patent covering the precision-dyeing process that we use to dye our microspheres. We have been granted a patent on our "Zero Dead Time" sampling architecture, which uses digital oversampling to measure the area of a fluorescence pulse instead of "peak detection," giving increased sensitivity with no lost events. Other issued patents and pending patent applications cover specific aspects and applications of our xMAP technology and on-going molecular research. However, as a result of a procedural omission by the Company's former patent counsel, we are unable to pursue in Japan a patent application corresponding to our U.S. patent for real-time multiplexing techniques.

The source code for our proprietary software is protected as a trade secret and/or as a copyrighted work. Aspects of this software also are covered by an issued patent.

We also rely on trade secret protection of our intellectual property. We attempt to protect our trade secrets by entering into confidentiality agreements with strategic partners, third parties, employees and consultants. Our employees and third-party consultants also sign agreements requiring that they assign to us their interests in inventions and original works of expression and any corresponding patents and copyrights arising from their work for us.

Government Regulation

Food and Drug Administration

The Food and Drug Administration regulates medical devices pursuant to various statutes, including the Federal Food, Drug and Cosmetic Act as amended and supplemented by the Medical Device Amendments of 1976, the Safe Medical Devices Act of 1990, the Medical Device Amendments of 1992, the FDA Export Reform and Enhancement Act of 1996, the FDA Modernization Act of 1997, the Public Health, Security and Bioterrorism Preparedness and Response Act of 2002 and the Medical Device User Fee and Modernization Act of 2002. Medical devices, as defined by statute, include instruments, machines, in vitro reagents or other similar or related articles, including any component, part or accessory of such articles that are intended for use in the diagnosis of disease or other condition or in the cure, mitigation, treatment or prevention of disease, or are intended to affect the structure or function of the human body. The FDA classifies medical devices intended for human use into three classes. For Class I devices, general controls (for example, labeling and good manufacturing practices) are sufficient to provide reasonable assurance of safety and effectiveness. Class II devices are products where general controls are not sufficient to provide reasonable assurance of safety and effectiveness and for which there is sufficient information to establish special controls (for example, guidelines and patient registries). Class III devices are purported or represented to be used to support or sustain human life, are for a use that is of substantial importance in preventing impairment of human health, or where the device presents a potential unreasonable risk of illness or injury.

We manufacture a version of the Luminex 100 - the Luminex 100 Integrated System ("IS") - for use with diagnostic assay kits that are expected to become available through our strategic partners. For FDA purposes, the Luminex 100 IS is considered a component of our partners' kit products. Depending on the particular kit's regulatory classification into Class I, II or III and its intended use, kits manufactured by our strategic partners that are used in conjunction with our technology may be subject to FDA clearance or approval before they can be marketed and sold. After incorporating the Luminex 100 IS into their products, our strategic partners are required to make various premarket submissions such as premarket approval applications, premarket notifications and/or investigational device exemption applications to the FDA for their products and are required to comply with numerous requirements and restrictions prior to clearance or approval of the applications. There can be no assurance that the FDA will file, clear or approve our strategic partners' submissions.

In 2000, we submitted a device master file ("DMF") with information about the Luminex 100 IS to the FDA. Our strategic partners can reference the DMF in their premarket submissions. In 2001, FDA reviewed our DMF while reviewing one of our strategic partner's submissions, and asked questions of the Company about the content of the DMF. It is possible that FDA may ask questions about our DMF each time one of our strategic partners submits an application to the FDA referencing our DMF. Although we intend to respond to the FDA's questions in a timely fashion, there can be no assurance that our responses will be acceptable to the FDA.

Our products use lasers to identify the bioassays and measure their results. Therefore, we are required to ensure that our products comply with FDA regulations pertaining to the performance of laser products. These regulations are intended to ensure the safety of laser products by establishing standards to prevent exposure to excess levels of laser radiation. There can be no assurance that the FDA will agree with our interpretation and implementation of these regulations.

We, and our strategic partners, may be subject to periodic inspection by the FDA for, among other things, compliance with the FDA's current good manufacturing practice regulations. These regulations, also known as the Quality System Regulations, govern the methods used in, and the facilities and controls used for, the design, manufacture, packaging and servicing of all finished medical devices intended for human use. Additionally, our strategic partners may be subject to other premarket and postmarket controls such as labeling, complaint handling, medical device reporting and corrections and removals reporting and record keeping requirements. If the FDA has evidence demonstrating that a company is not in compliance with applicable regulations, it can detain or seize products, request or, in certain circumstances, require a recall, impose operating restrictions, enjoin future violations and assess civil and criminal penalties against the company, its officers or its employees, and can recommend criminal prosecution to the Department of Justice. Other regulatory agencies may have similar powers.

Medical device laws and regulations are also in effect in many countries outside of the United States. These range from comprehensive preapproval requirements for medical products to simpler requests for product data or certification. The number and scope of these requirements are increasing. There can be no assurance that we, and our strategic partners, will be able to obtain any approvals that may be required to market xMAP products outside the United States.

Failure by us, or our strategic partners, to comply with applicable federal, state and foreign medical product laws and regulations would likely have a material adverse effect on our business. In addition, federal, state and foreign regulations regarding the manufacture and sale of medical devices and components of such devices are subject to future changes. We cannot predict what impact, if any, such changes might have on our business, but any such change could have a material impact.

Environmental

We are subject to stringent and complex federal, state and local laws and regulations relating to the protection of human health and the environment. In the course of our business, we are involved in the handling, storage and disposal of certain chemicals and biohazards. The laws and regulations applicable to our operations include provisions that regulate the discharge of materials into the environment. Some of these environmental laws and regulations impose "strict liability," rendering a party liable without regard to negligence or fault on the part of such party. Such environmental laws and regulations may expose us to liability for environmental contamination, including remediation costs, natural resource damages and other damages as a result of the conduct of, or conditions caused by, us or others, or for acts that were in compliance with all applicable laws at the time such acts were performed. In addition, where contamination may be present, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury, property damage and recovery of response costs. Although it is our policy to use generally accepted operating and disposal practices in accordance with applicable environmental laws and regulations, hazardous substances or wastes may have been disposed or released on, under or from properties owned, leased or operated by us or on, under or from other locations where such substances or wastes have been taken for disposal. These properties may be subject to investigation, remediation and monitoring requirements under federal, state and local environmental laws and regulations. We believe that our operations are in substantial compliance with applicable environmental laws and regulations. However, failure to comply with these environmental laws and regulations may result in the imposition of administrative, civil and criminal penalties or other liabilities. We do not believe that we have been required to expend material amounts in connection with our efforts to comply with environmental requirements or that compliance with such requirements will have a material adverse effect upon our capital expenditures, results of operations or competitive position. Because the requirements imposed by such laws and regulations may frequently change and new environmental laws and regulations may be adopted, we are unable to predict the cost of compliance with such requirements in the future, or the effect of such laws on our capital expenditures, results of operations or competitive position. Moreover, the modification or interpretation of existing environmental laws or regulations, the more vigorous enforcement of existing environmental laws or regulations, or the adoption of new environmental laws or regulations may also negatively impact our strategic partners, which in turn could have a material adverse effect on us and other similarly situated component companies.

Employees

As of March 24, 2003, we had a total of 117 employees. This represents a reduction in total work force from 193 at March 31, 2002. This reduction was precipitated as management sought to align properly the Company's cost structure and needs with the Company's current business following the decline in revenues that occurred in 2002. None of our employees are represented by a collective bargaining agreement, and we have not experienced any work stoppage. We believe that relations with our employees are good.

Available Information

Our website address is WWW.LUMINEXCORP.COM. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, are available free of charge through our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the Securities and Exchange Commission.

Factors That May Affect Future Results

We have a history of losses and an accumulated deficit of approximately $76.1 million as of December 31, 2002.

We have incurred significant net losses since our inception, including losses of $24.9 million in 2002, $15.7 million in 2001 and $12.5 million in 2000. At December 31, 2002, we had an accumulated deficit of approximately $76.1 million. To achieve profitability, we will need to generate and sustain substantially higher revenue while achieving reasonable cost and expense levels. If we fail to achieve profitability within the time frame expected by securities analysts or investors, the market price of our common stock will likely decline. Furthermore, as we continue to incur losses and utilize cash to support operations, we further decrease the cash available to the Company. As of December 31, 2002, cash and short-term investments totaled $40.5 million, a decrease of $10.6 million, from $51.1 million at December 31, 2001. We do not know when or if we will become profitable. If we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or an annual basis.

If our technology and products do not become widely used in the life sciences industry, it is unlikely that we will ever become profitable.

Life sciences companies have historically conducted biological tests using a variety of technologies, including bead-based analysis. However, compared to certain other technologies, our xMAP technology is relatively new and unproven, and the use of our technology by life sciences companies is limited. The commercial success of our technology will depend upon its widespread adoption as a method to perform bioassays. In order to be successful, we must convince potential customers to utilize our system instead of competing technologies. Market acceptance will depend on many factors, including our ability to:

- convince prospective strategic partners and customers that our technology is an attractive alternative to other technologies for pharmaceutical, research, clinical and biomedical testing and analysis;

- manufacture products in sufficient quantities with acceptable quality and at an acceptable cost; and

- place and service sufficient quantities of our products.

Because of these and other factors, our products may not gain sufficient market acceptance to achieve profitability.

Our success depends largely on the establishment of meaningful and successful relationships with our strategic partners.

The development and commercialization of our xMAP technology is highly dependent on our ability to establish successful strategic relationships with a number of partners. As of December 31, 2002, we had 14 strategic partners who had commercialized products using the Luminex platform and were submitting royalties. Furthermore, three of our customers accounted for 30% of the Company's revenues for the year ended December 31, 2002, one of which constituted 16% of total revenues. The loss of any of our significant strategic partners, or any of our three largest customers during 2002, would have a material adverse effect on our growth and future results of operations. Delays in implementation, changes in strategy or the financial difficulty of our strategic partners for any reason could have a material adverse effect on our business, financial condition and results of operations.

Our ability to enter into agreements with additional partners depends in part on convincing them that our technology can help achieve and accelerate their goals or efforts. We will expend substantial funds and management efforts with no assurance that any additional strategic relationships will result. We cannot assure you that we will be able to negotiate additional strategic agreements in the future on acceptable terms, if at all, or that current or future partners will not pursue or develop alternative technologies either on their own or in collaboration with others. Some of the companies we are targeting as strategic partners offer products competitive with our xMAP technology, which may hinder or prevent strategic relationships. Termination of strategic relationships, or the failure to enter into a sufficient number of additional agreements on favorable terms, could reduce sales of our products, lower margins on our products and limit the creation of market demand and acceptance.

A significant portion of our future revenues will come from sales of our systems and the development and sale of bioassay kits utilizing our technology by our strategic partners and from use of our technology by our strategic partners in performing services offered to third parties. We believe that our strategic partners will have economic incentives to develop and market these products, but we cannot predict future sales and royalty revenues because our existing strategic partner agreements do not include minimum purchase requirements. In addition, we do not have the right or ability to provide incentives to our strategic partners' sales personnel to sell products based on xMAP technology or to control the timing of the release of products by our strategic partners. The amount of these revenues will depend on a variety of factors that are outside our control, including the amount and timing of resources that current and future strategic partners devote to develop and market products incorporating our technology. Further, the development and marketing of certain bioassay kits will require our strategic partners to obtain governmental approvals, which could delay or prevent their commercialization efforts. If our current or future strategic partners do not successfully develop and market products based on our technology and obtain necessary government approvals, our revenues from product sales and royalties will be significantly reduced.

Our limited operating history and reliance on strategic partners to market our products makes forecasting difficult.

Because of our limited operating history, it is difficult to accurately forecast future operating results. Our operating expenses are largely based on anticipated revenue trends and a high percentage of our expenses are, and will continue to be, fixed in the short-term. As a result, if we do not achieve our expected revenues, our operating results will be below our expectations. The level of our revenues will depend upon the rate and timing of the adoption of our technology as a method to perform bioassays. Due to our limited operating history, predicting this timing and rate of adoption is difficult.

In addition, we anticipate that a large percentage of future sales of our products and products incorporating our technology will be made by our strategic partners. For the following reasons, estimating the timing and amount of sales of these products that may be made by our strategic partners is particularly difficult:

- We have no control over the timing or extent of product development, marketing or sale of our products by our strategic partners.

- Our strategic partners are not committed to minimum purchase commitments and we do not control the incentives provided by our strategic partners to their sales personnel.

- A significant number of our strategic partners intend to produce clinical diagnostic applications that may need to be approved by the FDA.

- Certain strategic partners may have unique requirements for their applications and systems. Assisting the various strategic partners may strain our research and development and manufacturing resources. To the extent that we are not able to timely assist our strategic partners, the commercialization of their products will likely be delayed.

Our success will depend on our ability to attract and to retain our management and staff.

In March 2002, we created a Management Evaluation and Search Committee to evaluate our existing management team and organizational structure and to provide recommendations regarding changes and additions to our management team and organizational structure, if deemed appropriate. From that process (which is ongoing), we are actively seeking a new chief executive officer and have engaged in significant staff reductions (including restructuring our management team and organizational structure during 2002) to align our operating costs with the Company's current business.

During 2002, there was a significant turnover of senior management, as eight officers ceased to be employed by the Company, including those whose employment was terminated in connection with the September 2002 sale of the Rules Based Medicine research and development project ("RBM") to a newly formed company headed by Dr. Mark Chandler, the Company's then chairman, chief executive officer and co-founder. In connection with Dr. Chandler's departure following the closing of the RBM transaction, Thomas W. Erickson was engaged in September 2002 to serve as interim chief executive officer and president while the Management Evaluation and Search Committee sought a new chief executive officer. Mr. Erickson is currently under contract with us through August 2003. Additionally, as a result of the management restructuring, certain of the remaining members of management have taken on additional responsibilities and the Company has employed interim personnel and third-party consultants to fill the vacated positions.

In addition, we have reduced the overall work force from 193 at March 31, 2002 to 117 at March 24, 2003. The reduction in force was designed to reduce overhead costs and align staffing and personnel costs with the Company's current business. This reduction in force required remaining employees to assume additional responsibilities and, when combined with the changes in senior management, has created challenges in maintaining continuity of customer relationships, research and development and strategic planning for the Company.

We depend on the principal members of our management and scientific staff, including our research and development, customer support, technical service and sales staff. The loss of services of key members of management could delay or reduce our product development, sales and customer support efforts. In addition, recruiting and retaining qualified scientific and other personnel to perform research and development, customer support, technical service and sales work will be critical to our success. There is a shortage in our industry of qualified management and scientific personnel, and competition for these individuals is intense. There can be no assurance that we will be able to attract additional and retain existing personnel necessary to achieve our business objectives.

We expect our operating results to continue to fluctuate significantly from quarter to quarter.

The sale of bioassay testing devices typically involves a significant technical evaluation and commitment of capital by customers. Accordingly, the sales cycle associated with our products typically is lengthy and subject to a number of significant risks, including customers' budgetary constraints and internal acceptance reviews that are beyond our control. As a result of this lengthy and unpredictable sales cycle, our operating results have historically fluctuated significantly from quarter to quarter. We expect this trend to continue for the foreseeable future.

The vast majority of our system sales are made to our strategic partners. Our partners typically purchase instruments in three phases during their commercialization cycle: first, instruments necessary to support internal assay development; second, instruments for sales force demonstrations; and finally, instruments for resale to their customers. As a result, most of our system placements are highly dependent on the commercialization timetables of our strategic partners and can fluctuate from quarter to quarter as our strategic partners move from phase to phase. We expect this trend to continue for the foreseeable future.

We have only produced our products in limited quantities and we may experience problems in scaling up our manufacturing operations or delays or component shortages that could limit the growth of our revenue.

To date, we have produced our products in limited quantities compared to the quantities necessary to achieve desired revenue growth. We may not be able to produce sufficient quantities or maintain consistency between differing lots of consumables. If we encounter difficulties in scaling up our manufacturing operations due to, among other things, quality control and quality assurance and component and raw material supplies, we will likely experience reduced sales of our products, increased repair or re-engineering costs due to product returns and defects and increased expenses due to switching to alternate suppliers, any of which would reduce our revenues and gross margins.

We presently outsource certain aspects of the assembly of our systems to contract manufacturers. We have non-cancellable purchase requirements with certain of our components suppliers which requires us to take delivery of a minimum number of component parts for our products or the cost per unit will increase, which would adversely impact our gross margin. In addition, certain key components of our product line are currently purchased from a limited number of outside sources and may only be available through a limited number of providers. We do not have agreements with all of our suppliers. Our reliance on our suppliers and contract manufacturers exposes us to risks including:

- the possibility that one or more of our suppliers or our assemblers could terminate their services at any time without penalty;

- the potential inability of our suppliers to obtain required components;

- the potential delays and expenses of seeking alternate sources of supply or manufacturing services;

- reduced control over pricing, quality and timely delivery due to the difficulties in switching to alternate suppliers or assemblers; and

- increases in prices of raw materials and key components.

Consequently, in the event that supplies of components or work performed by any of our assemblers are delayed or interrupted for any reason, our ability to produce and supply our products could be impaired.

Because we receive revenues principally from life science companies, the capital spending policie of these entities have a significant effect on the demand for our products.

Our customers include clinical diagnostic, pharmaceutical, biotechnological, chemical and industrial companies, and the capital spending policies of these companies can have a significant effect on the demand for our products. These policies are based on a wide variety of factors, including governmental regulation or price controls, the resources available for purchasing research equipment, the spending priorities among various types of analytical equipment and the policies regarding capital expenditures during recessionary periods. Any decrease in capital spending by life sciences companies could cause our revenues to decline. As a result, we are subject to significant volatility in revenue. Therefore, our operating results can be materially affected (negatively and positively) by the spending policies and priorities of our customers.

The life sciences industry is highly competitive and subject to rapid technological change and we may not have the resources necessary to successfully compete.

We compete with companies in the United States and abroad that are engaged in the development and production of similar products. We will continue to face intense competition from existing competitors, as well as other companies seeking to develop new technologies. Many of our competitors have access to greater financial, technical, scientific, research, marketing, sales, distribution, service and other resources than we do. These companies may develop technologies that are superior alternatives to our technologies or may be more effective at commercializing their technologies in products.

The life sciences industry is characterized by rapid and continuous technological innovation. We may need to develop new technologies for our products to remain competitive. Our present or future products could be rendered obsolete or uneconomical by technological advances by one or more of our current or future competitors. In addition, the introduction or announcement of new products by us or by others could result in a delay of or decrease in sales of existing products, as customers evaluate these new products. Our future success will depend on our ability to compete effectively against current technologies, as well as to respond effectively to technological advances.

The intellectual property rights we rely upon to protect the technology underlying our products may not be adequate to maintain market exclusivity. Inadequate intellectual property protection could enable third parties to exploit our technology or use very similar technology and could reduce our ability to distinguish our products in the market.

Our success will depend on our ability to obtain, protect and enforce patents on our technology and to protect our trade secrets. Any patents we own may not afford full protection for our technology and products. Others may challenge our patents and, as a result, our patents could be narrowed or invalidated. In addition, our current and future patent applications may not result in the issuance of patents in the United States or foreign countries. Competitors may develop products that are not covered by our patents. Further, there is a substantial backlog of patent applications at the U.S. Patent and Trademark Office, and the approval or rejection of patent applications may take several years.

We have obtained 12 patents in the United States directed to various aspects and applications of our technology. We have 17 pending applications in the United States. Moreover, we have corresponding international and foreign patent applications pending in certain foreign jurisdictions. In Japan, due to a procedural omission by our previous patent counsel, we are unable to obtain patent protection for our method of "real time" detection and quantification of multiple analytes from a single sample similar to the protection we have obtained in the United States. Although we are pursuing patent protection in Japan for other aspects of our technology, we may not be able to prevent competitors from developing and marketing technologies similar to our xMAP technology in Japan.

We require our employees, consultants, strategic partners and other third parties to execute confidentiality agreements. Our employees and third-party consultants also sign agreements requiring that they assign to us their interests in inventions and original expressions and any corresponding patents and copyrights arising from their work for us. However, we cannot guarantee that these agreements will provide us with adequate protection against improper use of our intellectual property or disclosure of confidential information. In addition, in some situations, these agreements may conflict with, or be subject to, the rights of third parties with whom our employees, consultants or advisors have prior employment or consulting relationships. Further, others may independently develop substantially equivalent proprietary technology and techniques, or otherwise gain access to our trade secrets. Our failure to protect our proprietary information and techniques may inhibit or limit our ability to exclude certain competitors from the market.

In order to protect or enforce our patent rights, we may have to initiate legal proceedings against third parties, such as infringement suits or interference proceedings. These legal proceedings could be expensive, take significant time and divert management's attention from other business concerns. If we lose, we may lose the benefit of some of our intellectual property rights, the loss of which may inhibit or preclude our ability to exclude certain competitors from the market. We also may provoke these third parties to assert claims against us. The patent position of companies like ours generally is highly uncertain, involves complex legal and factual questions, and has recently been the subject of much litigation. No consistent policy has emerged from the U.S. Patent and Trademark Office or the courts regarding the breadth of claims allowed or the degree of protection afforded under patents like ours.

Our success will depend partly on our ability to operate without infringing on or misappropriating the proprietary rights of others.

We may be sued for infringing on the intellectual property rights of others. In addition, we may find it necessary, if threatened, to initiate a lawsuit seeking a declaration from a court that we do not infringe the proprietary rights of others or that their rights are invalid or unenforceable. Intellectual property litigation is costly, and, even if we prevail, the cost of such litigation could affect our profitability. In addition, litigation is time consuming and could divert management attention and resources away from our business. If we do not prevail in any litigation, in addition to any damages we might have to pay, we could be required to stop the infringing activity or obtain a license. Any required license may not be available to us on acceptable terms, if at all. In addition, some licenses may be nonexclusive, and therefore, our competitors may have access to the same technology licensed to us. If we fail to obtain a required license or are unable to design around a patent, we may be unable to sell some of our products, which could have a material adverse affect on our business, financial condition and results of operations.

We are aware of a European patent granted to Dr. Ioannis Tripatzis, which covers certain testing agents and certain methods of their use. Dr. Tripatzis has publicly stated his belief that his European patent covers aspects of our technology if practiced in Europe. This European patent expires in 2004. We cannot assure you that a dispute with Dr. Tripatzis will not arise involving our European activities or that any dispute with him will be resolved in our favor.

If we fail to comply with the extensive government regulations that affect our business, we could be subject to enforcement actions, injunctions, and civil and criminal penalties that could delay or prevent marketing of our products.

The testing, production, labeling, distribution and marketing of our products for some purposes and products based on our technology expected to be produced by our strategic partners are subject to governmental regulation by the Food and Drug Administration in the United States and by similar agencies in other countries. Some of our products and products based on our technology expected to be produced by our strategic partners for in vitro diagnostic purposes are subject to approval or clearance by the FDA prior to marketing for commercial use. To date, only three strategic partners have obtained such approvals or clearances. The process of obtaining necessary FDA clearances or approvals can be time-consuming, expensive and uncertain. Further, clearance or approval may place substantial restrictions on the indications for which the product may be marketed or to whom it may be marketed. In addition, we are also required to comply with FDA requirements relating to laser safety.

Approved or cleared products are subject to continuing FDA requirements relating to, among others, quality control and quality assurance, maintenance of records and documentation, adverse event and other reporting, and labeling and promotion of medical devices. Our inability, or the inability of our strategic partners, to obtain required regulatory approval or clearance on a timely or acceptable basis could harm our business. In addition, failure to comply with applicable regulatory requirements could subject us or our strategic partners to enforcement action, including product seizures, recalls, withdrawal of clearances or approvals, restrictions on or injunctions against marketing our products or products based on our technology, and civil and criminal penalties.

Medical device laws and regulations are also in effect in many countries outside the United States. These range from comprehensive device approval requirements for some or all of our medical device products to requests for product data or certifications. The number and scope of these requirements are increasing. Failure to comply with applicable federal, state and foreign medical device laws and regulations may harm our business, financial condition and results of operations. We are also subject to a variety of other laws and regulations relating to, among other things, environmental protection and work place safety.

Our strategic partners and customers expect that our organization operates to an established quality management system compliant with FDA quality system regulations and industry standards, such as ISO 9000. We completed the ISO 9001:2000 standard registration process in March 2002. Subsequent audit will be carried out at six-month intervals to ensure we maintain our system in substantial compliance with ISO standards. Failure to maintain compliance to FDA regulations and ISO registration could reduce our competitive advantage in the international market and also decrease satisfaction and confidence levels with our partners.

If we become subject to product liability claims, we may be required to pay damages that exceed our insurance coverage.

Our business exposes us to potential product liability claims that are inherent in the testing, production, marketing and sale of human diagnostic and therapeutic products. While we believe that we are reasonably insured against these risks, there can be no assurance that we will be able to obtain insurance in amounts or scope sufficient to provide us with adequate coverage against all potential liabilities. A product liability claim in excess of our insurance coverage or a recall of one of our products would have to be paid out of our cash reserves.

If third-party payors increasingly restrict payments for healthcare expenses or fail to adequately pay for multi-analyte testing, we may experience reduced sales which would hurt our business and our business prospects..

Third-party payors, such as government entities, health maintenance organizations and private insurers, are restricting payments for healthcare. These restrictions may decrease demand for our products and the price we can charge. Increasingly, Medicaid and other third-party payors are challenging the prices charged for medical services, including clinical diagnostic tests. They are also attempting to contain costs by limiting coverage and the reimbursement level of tests and other healthcare products. Without adequate coverage and reimbursement, consumer demand for tests will decrease. Decreased demand could cause sales of our products, and sales and services by our strategic partners, to fall. In addition, decreased demand could place pressure on us, or our strategic partners, to lower prices on these products or services, resulting in lower margins. Reduced sales or margins by us, or our strategic partners, would hurt our business, profitability and business prospects.

Our operating results may be affected by current economic and political conditions.

With the onset of war in the Middle East and continuing concern for future terrorist attacks, there exist many economic and political uncertainties. These uncertainties could adversely affect our business and revenues in the short or long term in ways that cannot presently be predicted.

Our stock price has been and is likely to continue to be volatile.

The trading price of our common stock has been and is likely to continue to be highly volatile and subject to wide fluctuations in price. This volatility is in response to various factors, many of which are beyond our control, including:

- general economic conditions and interest rates;

- instability in the United States and other financial markets and the possibility of war, other armed hostilities or further acts of terrorism in the United States or elsewhere;

- actual or anticipated variations in quarterly operating results from historical results or estimates of results prepared by securities analysts;

- announcements of technological innovations or new products or services by us or our competitors;

- changes in financial estimates by securities analysts;

- conditions or trends in the life science, biotechnology and pharmaceutical industries;

- announcements by us of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

- additions or departures of key personnel; and

- sales of our common stock.

In addition, the stock market in general, and The Nasdaq Stock Market and the market for technology companies in particular, has experienced significant price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Further, there has been particular volatility in the market prices of securities of life sciences companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted. A securities class action suit against us could result in substantial costs, potential liabilities and the diversion of management's attention and resources.

Our directors and officers have a significant ownership position in the company's common stock, which could delay or prevent a merger or other change in control transaction.

Our directors and executive officers beneficially owned approximately 15% of our outstanding common stock as of March 24, 2003. These persons will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and the approval of significant corporate transactions. This ownership position could also delay or prevent a change in control of the Company even if beneficial to our stockholders.

Anti-takeover provisions in our certificate of incorporation, bylaws and stockholder rights plan and Delaware law could make a third party acquisition of us difficult.

Our certificate of incorporation, bylaws and stockholder rights plan contain provisions that could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. We are also subject to certain provisions of Delaware law that could delay, deter or prevent a change in control of us.

ITEM 2. PROPERTIES

Our principal research and development, manufacturing and administrative facilities are currently located in approximately 75,000 square feet of leased space in Austin, Texas pursuant to a lease agreement which expires July 31, 2010. We recently reduced our aggregate space in our Austin facilities from approximately 98,000 square feet. We believe that these facilities are adequate for our current needs.

ITEM 3. LEGAL PROCEEDINGS

As a result of a procedural omission, we are unable to pursue a patent in Japan which corresponds to some of our issued U.S. patents related to our method of "real time" detection and quantification of multiple analytes from a single sample. On January 31, 2000, we filed a lawsuit in Travis County, Texas state district court alleging negligence and breach of contract on the part of our prior patent counsel in this matter. On March 7, 2003, we reached a settlement with the defendants and executed and entered into a full, final and complete release regarding such action, without an admission of liability or wrongdoing on the part of the defendants. As consideration in connection with the settlement and release, the Company received approximately $1.8 million, net of legal and related costs and expenses.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

Executive Officers and Related Information

Name	Age	Position
Thomas W. Erickson	52	Interim President and Chief Executive Officer
Randel S. Marfin	46	Vice President, Marketing/Sales and Business Development
Oliver H. Meek	51	Vice President, Manufacturing
James W. Jacobson, Ph.D.	48	Vice President, Research and Development
Harriss T. Currie	41	Acting Chief Financial Officer and Controller

Thomas W. Erickson. Mr. Erickson has served as the Company's Interim President and Chief Executive Officer since September 2002. Prior to joining Luminex, he was Interim President and Chief Executive Officer and a management consultant to Omega Healthcare Investors, Inc. (NYSE:OHI), a real estate investment trust, from 2000 to 2002. In addition, Mr. Erickson was Co-Founder, President and Chief Executive Officer for CareSelect Group, Inc., a physician practice management company, from 1994 to 2001 and has served as President and Chief Executive Officer of ECG Ventures, Inc., a venture capital company, from 1994 to present. Earlier in his career, Mr. Erickson held several management positions at American Hospital Supply Corporation. He currently is Chairman of the Board of LifeCare Hospitals, Inc. and serves on the Board of Directors of Omega Healthcare Investors, Inc. Mr. Erickson received a B.B.A. from the University of Iowa and an M.B.A. from Southern Methodist University.

Randel S. Marfin. Mr. Marfin currently serves as Vice President, Marketing/Sales and Business Development. From June 1998 until January 2003, Mr. Marfin served as Luminex's Vice President, Business Development. Prior to joining us, he worked for three years at SpectraCell Laboratories, Inc., most recently as Vice President of Sales and Marketing where he was responsible for business development, acquisitions, strategic planning and sales and marketing. From 1990 to 1998, he served as General Manager of Texas for both Damon Clinical Laboratories and Nichols Institute. In addition, Mr. Marfin held sales management and business development positions for Damon Clinical Laboratories and MPC Labs. Mr. Marfin graduated from the University of Houston in 1986 with a B.S. in Biochemistry and Biophysics and served in the United States Air Force.

Oliver H. Meek. Mr. Meek has served as Vice President, Manufacturing since February 2000 and served the Company as a consultant from 1999 to February 2000. From August 1985 to January 2000, he held management positions in the area of Technical Product Development, Reagent and Instrument Manufacturing and Quality with Abbott Laboratories. Mr. Meek graduated from The University of Texas at Austin in 1979 with a B.A. degree in biology and is a Certified Quality Engineer.

James W. Jacobson, Ph.D. Dr. Jacobson joined Luminex Corporation in May 1998, and he currently serves as Vice President, Research and Development. From 1994 to 1998, Dr. Jacobson was Laboratory Director at Cytastar Laboratories, Virus Reference Laboratories and SpectraCell Laboratories in Houston. Following post-doctoral work at North Carolina State University and Duke University, he was a faculty member in the Department of Biology, University of Houston, Houston, Texas. Dr. Jacobson received the Ph.D. degree in 1986 from Washington University in Saint Louis, Missouri.

Harriss T. Currie. Mr. Currie, a Certified Public Accountant, has served as the Controller of Luminex since joining the Company in November 1998. In March 2002, Mr. Currie was elected to serve as Acting Chief Financial Officer of the Company. Prior to joining us, he was employed as the Chief Financial Officer, Secretary and Treasurer of SpectraCell Laboratories from 1993 to 1998 where he also served as Vice President of Finance for two subsidiary companies of SpectraCell Laboratories from 1997 to 1998. Mr. Currie earned his B.B.A. from Southwestern University in 1986 and his M.B.A. in Finance and Marketing from The University of Texas at Austin in 1992. Prior to returning to school for his M.B.A., Mr. Currie was a certified public accountant with Deloitte & Touche LLP.

G. Walter Loewenbaum II, Chairman of the Board of Directors and beneficial owner of approximately 7.5% of the Company's outstanding common stock (as of March 24, 2003), provides advice and assistance to the Company's senior management team with respect to financial and strategic matters and general business operations of the Company on a regular basis. Mr. Loewenbaum, although not an executive officer, maintains an office at the Company's offices in Austin, Texas and receives compensation for his services as Chairman of the Board of Directors.

The Management Evaluation and Search Committee, with the assistance of a third party management recruiting firm, continues its search for a chief executive officer of the Company. In addition, the Management Evaluation and Search Committee is evaluating the Company's organizational structure and need for other changes and/or additions to the management team.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Our common stock is traded on The Nasdaq Stock Market under the symbol "LMNX."

The following table sets forth the range of high and low sale prices on The Nasdaq Stock Market for each quarter during 2001 and 2002.

2001	High	Low
First Quarter	$ 36.19	$ 15.88
Second Quarter	$ 24.00	$ 11.95
Third Quarter	$ 22.35	$ 13.42
Fourth Quarter	$ 18.98	$ 12.49
2002	**High**	**Low**
First Quarter	$ 18.35	$ 11.95
Second Quarter	$ 11.51	$ 5.38
Third Quarter	$ 8.10	$ 4.26
Fourth Quarter	$ 7.81	$ 3.50

Holders

As of March 24, 2003, we had 231 holders of record of our common stock. Because many of our shares are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of beneficial stockholders represented by these record holders.

Dividends

We have never declared or paid cash dividends on our common stock and, while this policy is subject to periodic review by our board of directors, we currently intend to retain any earnings for use in our business and do not anticipate paying cash dividends in the foreseeable future.

Recent Sales of Unregistered Securities

During the fourth quarter of 2002, we issued 13,000 shares of common stock pursuant to the exercise of options granted to our directors, employees and consultants pursuant to our 1996 Stock Option Plan for exercise prices ranging from $1.96 to $3.92 per share. These shares were issued in reliance upon the exemption from the registration requirements of the Securities Act of 1933 set forth in Section 4(2) or Rule 701 thereof.

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with the Consolidated Financial Statements and Notes thereto and with "Management's Discussion and Analysis of Financial Condition and Results of Operation" and other financial data included elsewhere in this Annual Report on Form 10-K. The consolidated statement of operations data for the years ended December 31, 2002, 2001 and 2000 and the consolidated balance sheet data at December 31, 2002 and 2001 are derived from the audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K. The consolidated statement of operations data for the years ended December 31, 1999 and 1998 and the consolidated balance sheet data at December 31, 2000, 1999 and 1998 are derived from audited consolidated financial statements not included in this Annual Report on Form 10-K.

	Year Ended December 31,				
	2002	2001	2000	1999	1998
	(In thousands, except per share data)				
Consolidated Results of Operations Data:					
Total revenue	$ 13,008	$ 20,939	$ 8,570	$ 3,112	$ 386
Gross profit	2,683	6,323	3,230	1,940	298
Loss from operations	(24,117)	(18,484)	(16,372)	(9,486)	(5,879)
Net loss	(24,934)	(15,685)	(12,474)	(9,202)	(5,596)
Accretion of discount on convertible preferred stock	-	-	-	(3,406)	-
Net loss applicable to common stockholders	$ (24,934)	$ (15,685)	$ (12,474)	$ (12,608)	$ (5,596)
Net loss per common share, basic and diluted	$ (0.85)	$ (0.55)	$ (0.52)	$ (0.96)	$ (0.43)
Shares used in computing net loss per share, basic and diluted	29,275	28,330	23,828	13,151	13,086

	At December 31,				
	2002	2001	2000	1999	1998
	(In thousands)				
Consolidated Balance Sheet Data					
Cash and cash equivalents	$ 40,482	$ 34,930	$ 7,106	$ 4,083	$ 8,437
Short-term investments	-	16,122	66,521	4,929	-
Working capital	45,321	63,018	76,779	10,426	8,391
Total assets	53,623	72,073	83,668	12,566	9,590
Total stockholders' equity	45,571	67,255	78,688	11,195	9,190

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following information should be read in conjunction with the Consolidated Financial Statements and the accompanying Notes included below in Item 8 and "Factors That May Affect Future Results" included above in Item 1 of this Annual Report on Form 10-K.

Overview

2002 was a year of transition at the Company. We (i) experienced a significant decline in revenue versus the prior year, (ii) sold RBM in September 2002 to a newly-formed company headed by the then chairman, chief executive officer and co-founder of the Company, (iii) effected a significant reduction in force and other cost cutting measures to more properly align our cost structure and needs with the Company's current business and (iv) engaged a strategic consulting firm, with extensive experience in the life sciences industry, to assist management in evaluating and refining the core focus and operating plans for the Company. All of these were major events, and we believe the actions taken during 2002 will allow us to focus the Company's efforts and maximize our market potential and business strategy to be the industry standard for performing bioassays.

The operating results for 2002 (as compared with 2001) reflect a 38% reduction in total revenue, a 58% decline in gross profit and an 8% increase in total operating expenses, inclusive of a $2.3 million restructuring charge taken in the fourth quarter of 2002. As a result, management has taken significant measures to improve operating results. In 2002, we reduced overhead costs through the reductions in force, which lowered total employment from 193 at March 31, 2002 to 117 at March 24, 2003. Management believes these and other cost reductions were prudent and necessary to stabilize the business and position the Company for future growth. We also hired a strategic consulting firm during the fourth quarter of 2002 to work with management to evaluate, refine and focus the Company's strategic plan and operations. In addition, the Management Evaluation and Search Committee, with the assistance of a nationally known management recruiting firm, continues to evaluate candidates for the Company's chief executive officer position.

The RBM sale in September 2002 involved the divestiture of a research and development project in which Luminex xMAP technology was used to analyze a large number of proteins, metabolites and other substances in the blood. The transaction was an asset and liability transfer to a newly formed company headed by Dr. Mark Chandler, the Company's then chairman, chief executive officer and co-founder. We received both a preferred stock equity interest, containing a $4.4 million liquidation preference, and a 10% nondilutable (prior to a public offering) common stock interest in the newly formed company (Rules Based Medicine, Inc.). We also entered into a Development and Supply Agreement in which Rules Based Medicine, Inc. licensed our xMAP technology. At the time of the acquisition, we recorded an investment carrying value of $1.6 million in Rules-Based Medicine, Inc., which represented the historical basis of the cash and equipment transferred to the acquirer in the transaction. Upon evaluation at year end, we recorded an impairment write-down of the full carrying value of the equity investment received in the asset sale of $1.6 million based on current estimates of future cash flow, current market conditions and current profitability of Rules-Based Medicine, Inc.

The business restructuring charges of $2.3 million for 2002 were comprised of (i) approximately $1.4 million in personnel related costs associated with the reductions in force and (ii) approximately $900,000 associated with the early termination of a real estate lease for expansion space no longer needed for our operations. In connection with the lease termination, we reduced our leased space in Austin, Texas from 98,000 to 75,000 square feet.

For the years ended December 31, 2002, 2001 and 2000, we had net losses of $24.9 million, $15.7 million and $12.5 million, respectively. We anticipate that our quarterly results of operations will continue to fluctuate for the foreseeable future due to several factors, including the rate of market acceptance of current and new products, the timing of the introduction by our strategic partners of commercial products based on our technology, a lengthy and unpredictable sales cycle for our product offerings, our ability to scale up manufacturing operations and avoid component shortages, the timing of regulatory approvals, the timing of significant orders and any modifications of the Company's operating plan in response to the ongoing evaluation of the Company's business and search for a new chief executive officer. Our limited operating history makes accurate predictions of future operations difficult.

Our ability to achieve sustained profitability will depend upon our ability to continue to enter into strategic partnerships with companies that will develop and market products incorporating our technology and market and distribute our systems and consumables. Strategic partners will develop application-specific bioassay kits for use on our systems that they will sell to their customers generating royalties for us. Strategic partners may also perform testing services for third parties using our technology that will also result in royalties for us. Some strategic partners will also buy our products and then resell those products to their customers. Through December 31, 2002, we have 14 strategic partners who have released commercialized products based on the Luminex platform and are submitting royalties. These strategic partners constituted 44% of total revenues for 2002.

We believe actions taken in the third and fourth quarter of 2002 to right size our infrastructure and reduce the cash burn rate will better allow management to further develop our technology, more effectively deliver our products and serve our customers' needs. During 2003, we anticipate, among other things: (i) hiring a new chief executive officer, (ii) refining our strategic and operating focus and (iii) improving our customer and strategic partner relationships, all while maintaining controls on our costs and operating expenses.

Critical Accounting Policies and Estimates

Revenue on sales of our products is recognized when persuasive evidence of an agreement exists, delivery has occurred, the fee is fixed and determinable and collectibility is probable. Generally, these criteria are met at the time our product is shipped. We expect that each system's sale will generate a recurring revenue stream from the sale of consumable products. We recognized royalty revenues for the first time from some of our strategic partners during 2001. Royalty revenue is generated when a partner sells products incorporating our technology or provides testing services to third parties using our technology. Royalty revenue is recognized as it is reported to us by our partners, and payment is typically submitted concurrently with the report and is included in product revenue. We also sell to our customers extended service contracts for maintenance and support of our products. One customer accounted for 16% and 13%, respectively, of total revenue in 2002 and 2001. In 2001, another customer accounted for 16% of total revenue. No other customer accounted for more than 10% of our revenues in 2002, 2001 and 2000. In 2002, three customers together accounted for 30% of total revenue. We believe these customer relationships continue to be good; however, the loss of a significant customer, a significant reduction in product purchases or financial difficulty for a significant customer could have a material adverse effect on our business, financial condition and results of operations. We believe these customers will continue as significant customers in 2003.

Total deferred revenue as of December 31, 2002 was $3.9 million and consisted of (i) payments received for sales to customers with rights of return that had not yet expired, (ii) upfront payments from strategic partners to be used for the purchase of products or to be applied towards future royalty payments, (iii) unamortized revenue related to extended service contracts and (iv) unamortized license fees. Upfront payments from our strategic partners are nonrefundable and will be recognized as revenue as our strategic partners purchase products or apply such amounts against royalty payments. Nonrefundable license fees are amortized into revenue over the estimated life of the license agreements.

Inventories are valued at the lower of cost or market value and have been reduced by an allowance for excess and obsolete inventories. At December 31, 2002, there were two major components of the allowance for excess and obsolete inventory. First, the Company has a specific reserve for inventory components that we no longer use in the manufacture of our systems. Second, we have a reserve against slow moving items for potential obsolescence. The total estimated allowance is reviewed on a regular basis and adjusted based on management's review of inventories on hand compared to estimated future usage and sales. The Company believes that its inventory is properly valued based on current market conditions.

We continuously monitor collections and payments from our customers and maintain allowances for doubtful accounts based upon our historical experience and any specific customer collection issues that we have identified. While such credit losses historically have been within our expectations, there can be no assurance that we will continue to experience the same level of credit losses that we have in the past. A significant change in the liquidity or financial position of any one of our significant customers, or a further deterioration in the economic environment, in general, could have a material adverse impact on the collectibility of our accounts receivable and our future operating results, including a reduction in future revenues and additional allowances for doubtful accounts.

Results of Operations

The following table sets forth the percentage of net sales of certain items in the Statements of Operations. The financial information and the discussion below should be read in conjunction with the consolidated financial statements and notes thereto.

	Year Ended December 31,		
	2002	2001	2000
Revenue			
Product revenue	100 %	98 %	95 %
Grant revenue	0 %	2 %	5 %
Total revenue	100 %	100 %	100 %
Cost of product revenue	79 %	70 %	62 %
Gross profit	21 %	30 %	38 %
Operating expenses			
Research and development	48 %	40 %	104 %
Selling, general and administrative	141 %	79 %	124 %
Business restructuring charges	18 %	0 %	0 %
Total operating expenses	206 %	118 %	228 %
Loss from operations	(185)%	(88)%	(191)%
Other income, net	6 %	13 %	45 %
Impairment of asset	(12)%	0 %	0 %
Net loss	(192)%	(75)%	(146)%

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Revenue. Revenue decreased to $13.0 million in 2002 from $20.9 million in 2001 primarily as a result of decreases in instrumentation revenue. Instrumentation revenue decreased from $15.4 million in 2001 to $6.5 million in 2002, a decrease of $8.9 million or 58%. The decrease in instrumentation revenue was primarily attributable to slower than anticipated commercial rollouts by our partners that became commercial in the last half of 2001. Because of the unanticipated slowness of the commercialization process, our partners were not required to replenish inventory as quickly resulting in reduced system sales. The following table summarizes the number of system sales for 2002 compared with 2001:

	Year Ended December 31,	
	2002	2001
Luminex 100 Systems	254	621
Luminex HTS Systems	1	6

Consumable sales increased to $4.3 million in 2002 from $4.0 million in 2001, an increase of $300,000 or 8%. Consumable sales, exclusive of large purchases by a strategic partner during 2001 that did not recur at the same rate in 2002, increased to $3.9 million in 2002 from $3.3 million in 2001, an increase of 17% The increase in consumable sales largely was attributable to the increase in the installed base of instruments.

Service contract revenue increased during 2002 to $795,000 from $176,000 during 2001. The increase is attributable to an increased number of systems under contract in 2002 as compared to the prior year period. We began to sell extended service contracts in 2001. The increase is attributable to increased sales of royalty bearing products by our partners and an increase in the commercial base of Luminex systems as compared to the prior year. During the year ended December 31, 2002, we sold approximately 170 extended service contracts as compared with approximately 125 in 2001.

We recognized royalty revenue of $631,000 during 2002 as compared with $128,000 during 2001. Total royalty bearing sales comprised approximately $10.5 million during 2002 as compared with royalty bearing sales of approximately $2.1 million during 2001. The increase is attributable to increased sales of royalty bearing products by our partners and an increase in the commercial base of Luminex systems as compared to the prior year. For the year ended December 31, 2002 we had 14 commercial partners submit royalties as compared with eight for the year ended December 31, 2001.

Other revenue decreased to $760,000 in 2002 from $814,000 in 2001. Included in other revenue are shipping charges, training revenue and other miscellaneous sales. The decrease was primarily a result of a decrease in shipping revenue as a result of the lower number of system shipments during 2002.

Grant revenue was $0 in 2002 as compared to $492,000 in 2001. On July 1, 2001 we permanently withdrew from our grant arrangement, and no further grant revenue is anticipated.

A breakdown of total revenue for the years ended December 31, 2002 and 2001 is as follows (in thousands):

	Year Ended December 31,	
	2002	2001
Instrument sales	$ 6,525	$ 15,354
Consumable sales	4,297	3,975
Service contract revenue	795	176
Royalty revenue	631	128
Other revenue	760	814
Grant revenue	-	492
	$ 13,008	$ 20,939

Gross Profit. Gross profit decreased by 58% to $2.7 million in 2002 from $6.3 million in 2001. Gross margin (gross profit as a percentage of total revenue) decreased to 21% for the year ended December 31, 2002 from 30% for the year ended December 31, 2001. The decrease in gross margin was primarily attributable to: (i) an increase in raw material and component costs, (ii) overcapacity in our manufacturing facility in 2002 as a result of the lower than expected demand and (iii) an inventory obsolescence reserve taken in 2002 of approximately $600,000.

Research and Development Expense. Research and development expenses decreased 25% to $6.2 million in 2002 from $8.3 million in 2001. During 2002, RBM research and development expenses increased to $1.8 million from $1.0 million in 2001. Exclusive of RBM, research and development expenses for 2002 were $4.4 million compared with $7.3 million in 2001. The decrease in 2002 was primarily attributable to: (i) the completion of several initiatives related to new product developments during the latter half of 2001 and (ii) the elimination of expenditures related to the grant from the National Institute of Standards and Technology at June 30, 2001. Specific components contributing to this net decrease during 2002 were reductions of direct materials and consumable supplies of $1.2 million and a reduction in research and development personnel costs of $850,000 resulting primarily from the September 2002 sale of RBM. Exclusive of non-recurring items, we currently expect research and development expenses to be in the range of $4.0 to $6.0 million for 2003.

Selling, General and Administrative Expense. Selling, general and administrative expenses increased by $1.8 million to $18.3 million in 2002 from $16.5 million in 2001, an increase of 11%. The following table provides a breakdown of the major components of selling, general and administrative expenses for the years ended December 31, 2002 and 2001 (in thousands):

	Year Ended December 31,	
	2002	**2001**
Personnel costs	$ 7,416	$ 6,666
Legal and professional fees	2,012	2,707
Stock compensation expense	2,364	861
Corporate insurance and taxes	1,605	1,119
Other	4,893	5,174
Total	$ 18,290	$ 16,527

The increase was attributable to: (i) an increase in personnel costs of approximately $750,000 primarily due to an overall headcount increase over 2001, (ii) a net increase in stock compensation expense of approximately $1.5 million and (iii) an increase in corporate insurance and taxes of approximately $500,000. In 2002, stock compensation expense included approximately $1.6 million associated with the restructuring of stock options for employees leaving the Company in connection with the sale of RBM and approximately $630,000 for options issued to non-employees performing services for the Company. The overall increase was offset by a decrease in legal and professional fees of approximately $700,000 and a decrease in other operating expenses of approximately $280,000. Other selling, general and administrative expenses include travel costs, depreciation and amortization, facilities costs, marketing costs and other miscellaneous expenditures. As a result of the actions taken during 2002 to reduce costs, we currently expect total selling, general and administrative expenses to be in the range of $12.0 to $15.0 million for 2003.

Business Restructuring Charges. The business restructuring charges taken during the fourth quarter of 2002 totaled $2.3 million and were comprised of: (i) approximately $1.4 million in personnel related costs associated with the reduction in force and (ii) approximately $900,000 associated with the early termination of a real estate lease for expansion space no longer needed for our operations. In connection with the lease termination, we reduced our leased space in Austin, Texas from 98,000 to 75,000 square feet. Future savings, as a result of the business restructuring, are anticipated to be approximately $2.4 million per year in personnel related costs and approximately $230,000 per year through 2010 in facility related expenditures. During 2002, we incurred cash expenditures totaling approximately $364,000 and non-cash charges of approximately $136,000 related to our business restructuring. We expect to incur approximately $1,729,000 in cash expenditures and $100,000 of non-cash charges related to the business restructuring in the first quarter of 2003.

Other Income, net. Other income decreased by $2.1 million to $735,000 in 2002 from $2.8 million in 2001. The decrease was primarily attributable to a decrease in the average investment yields in 2002 compared with 2001 and a reduction in the cash and short-term investment balances.

Income Taxes. As of December 31, 2002, we had federal net operating loss carryforwards of approximately $87 million and federal research tax credit carryforwards of approximately $1.5 million. The federal net operating loss and credit carryforwards begin to expire in 2010, if not utilized. Utilization of the federal net operating losses and credit carryforwards will be limited by the change of ownership provisions contained in Section 382 of the Internal Revenue Code.

Year Ended December 31, 2001 Compared With Year Ended December 31, 2000

Revenue. Revenue increased to $20.9 million in 2001 from $8.6 million in 2000 primarily as a result of increases in instrumentation and consumable revenue. Instrumentation revenue increased from $6.8 million in 2000 to $15.4 million in 2001, an increase of $8.6 million or 126%. The increase in instrumentation revenue was attributable to increased sales of Luminex systems along with increased sales of the related peripheral components. The following table summarizes system sales for 2001 compared with 2000:

	Year Ended December 31,	
	2001	2000
Luminex 100 Systems	621	297
Luminex HTS Systems	6	2

Consumables sales increased to $4.0 million in 2001 from $1.2 million in 2000, an increase of $2.8 million or 233%. The increase in consumable sales was attributable to the increase in the installed base of instrumentation.

We recognized royalty revenue for the first time during 2001 in the amount of approximately $128,000, as eight of our strategic partners generated royalty-bearing sales during the year.

Other revenue increased to $990,000 in 2001 from $130,000 in 2000, an increase of $860,000. Included in other revenue are shipping charges, service contract revenue, training revenue and other miscellaneous sales. The increase was primarily a result of an increase in shipping revenue of approximately $200,000, an increase in other miscellaneous sales (primarily parts sales) of approximately $380,000 and extended service contract sales of $176,000, which we began selling during 2001.

Grant revenue increased by 10% to $492,000 in 2001 from $446,000 in 2000. After being temporarily suspended in September 1999 when our prior joint venture partner withdrew as a result of a change in its business strategy, the grant was reinstated on July 1, 2000 with a new joint venture partner. Subsequently, on July 1, 2001 we permanently withdrew from our grant arrangement, and no further grant revenue is anticipated.

A breakdown of total revenue for the years ended December 31, 2001 and 2000 is as follows (in thousands):

	Year Ended December 31,	
	2001	2000
Instrument sales	$ 15,354	$ 6,804
Consumable sales	3,975	1,190
Royalty revenue	128	-
Other revenue	990	130
Grant revenue	492	446
	$ 20,939	$ 8,570

Gross Profit. Gross profit increased by 97% to $6.3 million in 2001 from $3.2 million in 2000. Gross margin (gross profit as a percentage of total revenue) decreased to 30% for the year ended December 31, 2001 from 38% for the year ended December 31, 2000. The decrease in gross margin was primarily attributable to: (i) an increase in raw material and component costs and (ii) an increase in manufacturing overhead related to the expansion of operations for anticipated future demand.

Research and Development Expense. Research and development expenses decreased 8% to $8.3 million in 2001 from $9.0 million in 2000. The decrease in 2001 was primarily attributable to the completion of several initiatives during the year related to the development of new products. Also, contributing to this net decrease were reductions in consumable supplies of $1.1 million and stock compensation expenses of $500,000 related to the issuance of options to third party research and development consultants in 2000, offset by increases in research and development personnel costs of approximately $500,000.

Selling, General and Administrative Expense. Selling, general and administrative expenses increased by $5.9 million to $16.5 million in 2001 from $10.6 million in 2000, an increase of 56%. The increase was primarily attributable to increased personnel costs of $2.8 million, increased consulting and professional expenses of $1.0 million and increased corporate insurance and taxes of $1.2 million.

Other Income, net. Other income decreased by $1.1 million to $2.8 million in 2001 from $3.9 million in 2000. The decrease was attributable to a significant decrease in the average investment yields in 2001 compared with 2000 and a reduction in the average cash and short-term investment balances.

Income Taxes. As of December 31, 2001, we had federal net operating loss carryforwards of approximately $63 million and federal research tax credit carryforwards of approximately $1.4 million. The federal net operating loss and credit carryforwards begin to expire in 2010, if not utilized. Utilization of the federal net operating losses and credit carryforwards will be limited by the change of ownership provisions contained in Section 382 of the Internal Revenue Code.

Quarterly Results

The following table sets forth certain quarterly financial data for the periods indicated (in thousands, except per share data).

	Quarter Ended (1)			
	March 31, 2002	June 30, 2002	September 30, 2002	December 31, 2002
Revenue	$ 2,287	$ 3,177	$ 3,582	$ 3,962
Gross profit	292	529	613	1,249
Loss from operations	(6,844)	(6,424)	(5,844)	(5,005)
Net loss	(6,624)	(6,242)	(5,676)	(6,392)
Basic loss per share	(0.23)	(0.21)	(0.19)	(0.22)

	Quarter Ended			
	March 31, 2001	June 30, 2001	September 30, 2001	December 31, 2001
Revenue	$ 3,864	$ 4,712	$ 6,188	$ 6,175
Gross profit	1,254	794	2,006	2,269
Loss from operations	(5,028)	(5,164)	(4,206)	(4,104)
Net loss	(3,949)	(4,369)	(3,621)	(3,746)
Basic loss per share	(0.14)	(0.15)	(0.13)	(0.13)

---

(1) Loss from operations, net loss and basic loss per share differ from unaudited amounts previously reported in the Company's Form 10-Qs for the quarters ended March 31, June 30 and September 30, 2002 due to recorded stock compensation expense (non-cash) for options issued to non-employees in the amount of approximately $180,000, $180,000 and $160,000 for the quarters ended March 31, June 30 and September 30, 2002, respectively.

Liquidity and Capital Resources

At December 31, 2002, we held cash, cash equivalents and short-term investments of $40.5 million and had working capital of $45.3 million, as compared with cash, cash equivalents and short-term investments of $51.1 million and working capital of $63.0 million at December 31, 2001. We have funded our operations to date primarily through the issuance of equity securities. Our cash reserves are held directly or indirectly in a variety of short-term, interest-bearing instruments, including obligations of the United States government or agencies thereof and U.S. corporate debt securities.

Cash used in operations was $9.3 million in 2002, compared with $22.6 million in 2001. The reduction in net cash used in operations, in conjunction with a $24.9 million net loss in 2002, primarily reflects a decrease in accounts receivable of $4.8 million, an increase of deferred revenue of $3.2 million, a net inventory reduction of $2.0 million, an increase in accrued liabilities of $1.1 million, depreciation and amortization expense of $1.5 million and $1.6 million for the impairment of asset charge on the carrying value of our strategic investment in Rules Based Medicine, Inc. Purchases of property and equipment in 2002 totaled $1.1 million compared with $2.4 million in 2001.

We have non-cancelable purchase commitments with certain of our component suppliers. Should our production requirements fall below the level of our commitments, we could be required to take delivery of inventory for which we have no immediate need or incur an increased cost per unit going forward. We are not otherwise committed to scheduled purchase requirements. However, because of a long lead-time to delivery, we are required to place orders for a variety of items well in advance of scheduled production runs. Should the Company's need for raw materials and components used in production continue to fluctuate, we could incur additional costs associated with either expediting or postponing delivery of those materials.

The following table summarizes our contractual obligations as of December 31, 2002 and the anticipated effect of these obligations on our liquidity in future years (in thousands):

	2003	2004	2005	2006	2007	Thereafter	Total
Non-cancellable rental obligations	$ 783	$ 770	$ 794	$ 806	$ 824	$ 1,980	$ 5,957
Non-cancellable purchase obligations	2,999	-	-	-	-	-	2,999
Anticipated liquidity impact as of December 31, 2002	$ 3,782	$ 770	$ 794	$ 806	$ 824	$ 1,980	$ 8,956

Our research and development expenses in 2002 were $6.2 million, of which the RBM project was approximately $1.8 million. In 2003, we currently expect research and development expenses related to the ongoing development of our xMAP technology and consumables to be approximately $4.0 to $6.0 million.

Selling, general and administrative expenses should decrease during 2003 as a result of the restructuring efforts taken in the fourth quarter of 2002. We currently expect total selling, general and administrative expenses to be in the range of $12 to $15 million for 2003.

In the first quarter of 2003, we settled the pending lawsuit and entered into a full, final and complete release with our prior patent counsel, without an admission of liability or wrongdoing on the part of the defendants. As consideration for the settlement and release, the Company received approximately $1.8 million, net of legal and related costs and expenses. This cash infusion will offset losses anticipated from operations during the first quarter of 2003. Additionally, we currently expect to receive approximately $1.2 million in nonrefundable license fees from strategic partners during 2003. These license fees are amortized into income over the life of the agreement.

Our future cash requirements will depend on a number of factors, including our success in developing and expanding markets for our products, payments under possible future strategic arrangements, continued progress of our research and development of potential products, the timing and outcome of regulatory approvals, the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims and other intellectual property rights, the need to acquire licenses to new technology and the status of competitive products. Additionally, any actions taken based on recommendations of the consulting firm hired in November 2002 to evaluate and refine the focus and operating plans for the Company could result in expenditures not currently contemplated in our estimates for 2003. We believe, however, that our existing cash, cash equivalents and short term-investments are sufficient to fund our current operating expenses and capital equipment requirements for 2003.

We have no credit facility or other committed sources of capital. To the extent capital resources are insufficient to meet future capital requirements, we will have to raise additional funds to continue the development of our technologies. There can be no assurance that debt or equity funds will be available on favorable terms, if at all. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of those securities could result in dilution to our stockholders. Moreover, incurring debt financing could result in a substantial portion of our operating cash flow being dedicated to the payment of principal and interest on such indebtedness, could render us more vulnerable to competitive pressures and economic downturns and could impose restrictions on our operations. If adequate funds are not available, we may be required to curtail operations significantly or to obtain funds through entering into agreements on unattractive terms.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our interest income is sensitive to changes in the general level of domestic interest rates, particularly since the majority of our investments are in short-term instruments held to maturity. A 50 basis point fluctuation from average investment returns at December 31, 2002 yields an approximate 25% variance in overall investment return. Due to the nature of our short-term investments, we have concluded that there is no material market risk exposure. All payments for our products, including sales to foreign customers, are required to be made in U.S. dollars; therefore, we do not engage in any foreign currency hedging activities. Accordingly, our foreign currency market risk is limited.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Consolidated Financial Statements

Report of Independent Auditors

The Board of Directors and Stockholders
of Luminex Corporation

We have audited the accompanying consolidated balance sheets of Luminex Corporation ("the Company") as of December 31, 2002 and 2001, and the related consolidated statements of operations, cash flows and stockholders' equity for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Luminex Corporation at December 31, 2002 and 2001, and the consolidated results of operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Austin, Texas
January 24, 2003 except for Note 17,
as to which the date is March 7, 2003

LUMINEX CORPORATION
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share amounts)

ASSETS	December 31, 2002	December 31, 2001
Current assets:		
Cash and cash equivalents	$ 40,482	$ 34,930
Short-term investments	—	16,122
Accounts receivable, (net of allowance for doubtful accounts of $400,000 and $500,000 at December 31, 2002 and 2001, respectively)	2,460	7,246
Inventories	6,764	8,748
Notes receivable - related parties	43	—
Other	730	614
Total current assets	50,479	67,660
Property and equipment, net	2,397	3,577
Notes receivable - related parties	75	243
Other	672	593
Total assets	$ 53,623	$ 72,073
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 1,080	$ 2,163
Accrued liabilities	3,107	2,000
Deferred revenue	971	479
Total current liabilities	5,158	4,642
Deferred revenue	2,894	176
Total liabilities	8,052	4,818
Stockholders' equity		
Common stock, $.001 par value, 200,000,000 shares authorized; issued and outstanding: 29,459,218 in 2002; 28,788,305 in 2001	29	29
Preferred Stock, $.001 par value, 5,000,000 shares authorized; none issued and outstanding	—	—
Additional paid-in capital	121,702	118,995
Deferred stock compensation	—	(623)
Accumulated other comprehensive income	(79)	1
Accumulated deficit	(76,081)	(51,147)
Total stockholders' equity	45,571	67,255
Total liabilities and stockholders' equity	$ 53,623	$ 72,073

See the accompanying notes.

LUMINEX CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

	Year Ended December 31,		
	2002	2001	2000
Revenue:			
Product	$ 13,008	$ 20,447	$ 8,124
Grant	—	492	446
Total revenue	13,008	20,939	8,570
Cost of product revenue	10,325	14,616	5,340
Gross profit	2,683	6,323	3,230
Operating expenses:			
Research and development	6,181	8,280	8,953
Selling, general and administrative	18,290	16,527	10,649
Business restructuring charges	2,329	—	—
Total operating expenses	26,800	24,807	19,602
Loss from operations	(24,117)	(18,484)	(16,372)
Other income, net	735	2,799	3,898
Impairment of investment	(1,552)	—	—
Net loss	$ (24,934)	$ (15,685)	$ (12,474)
Net loss per share, basic and diluted	$ (0.85)	$ (0.55)	$ (0.52)
Shares used in computing net loss per share, basic and diluted	29,275	28,330	23,828

See the accompanying notes.

LUMINEX CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		
	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net loss	$ (24,934)	$ (15,685)	$ (12,474)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization expense	1,532	1,544	1,087
Amortization of deferred stock, restricted stock and stock compensation expense	2,362	886	2,440
Implied interest	(20)	146	—
Forgiveness of note receivables - related parties	150	50	—
Loss on disposal of assets	216	18	—
Impairment of Investment	1,552	—	—
Other	(12)	—	—
Changes in operating assets and liabilities:			
Accounts receivable	4,786	(4,161)	(1,744)
Inventories	1,984	(6,340)	(1,745)
Other	(159)	1,125	(1,523)
Accounts payable	(1,082)	(578)	2,368
Accrued liabilities	1,106	1,327	395
Deferred revenue	3,210	(911)	846
Net cash used in operating activities	(9,309)	(22,579)	(10,350)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Net maturities (purchase) of short-term investments	16,122	50,399	(61,592)
Purchase of property and equipment	(1,099)	(2,362)	(2,488)
Investment	(1,100)	—	—
Proceeds from sale of asset	125	—	—
Acquired technology rights	(75)	(600)	—
Notes receivable - related parties	—	(400)	(74)
Net cash provided by (used in) investing activities	13,973	47,037	(64,154)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of Common Stock	968	3,365	78,769
Stock issuance costs	—	—	(1,242)
Net cash provided by financing activities	968	3,365	77,527
Effect of exchange rates on cash	(80)	1	—
Increase in cash and cash equivalents	5,552	27,824	3,023
Cash and cash equivalents, beginning of year	34,930	7,106	4,083
Cash and cash equivalents, end of year	$ 40,482	$ 34,930	$ 7,106
SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITIES:			
Compensation resulting from modification of Stock Options	$ 1,597	$ —	$ —
Conversion of Preferred Stock	$ —	$ —	$ 28,946
Transfer of property and equipment to Investment	$ 452	$ —	$ —

See the accompanying notes.

LUMINEX CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(In thousands, except share amounts)

	Preferred Stock		Common Stock						
	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Other Capitalized Items	Deferred Stock Compensation	Accumulated Deficit	Total Stockholders' Equity
Balance at December 31, 1999	841,359	$ 28,946	13,167,754	$ 13	$ 5,691	$ -	$ (467)	$ (22,988)	$ 11,195
Conversion of Preferred Stock to Common Stock	(841,359)	(28,946)	8,768,582	9	28,937	-	-	-	-
Initial public offering, net of offering cost	-	-	4,869,000	5	75,737	-	-	-	75,742
Exercise of stock options	-	-	648,529	1	1,735	-	-	-	1,736
Exercise of warrants	-	-	117,185	-	49	-	-	-	49
Deferred stock compensation related to stock options	-	-	-	-	2,801	-	(2,801)	-	-
Warrants granted	-	-	-	-	135	-	-	-	135
Restricted stock granted	-	-	15,000	-	566	-	(566)	-	-
Amortization of restricted stock	-	-	-	-	-	-	78	-	78
Amortization of deferred stock and stock compensation expense	-	-	-	-	-	-	2,227	-	2,227
Net loss	-	-	-	-	-	-	-	(12,474)	(12,474)
Balance at December 31, 2000	-	-	27,586,050	28	115,651	-	(1,529)	(35,462)	78,688
Exercise of stock options	-	-	1,123,487	1	3,364	-	-	-	3,365
Exercise of warrants	-	-	78,768	-	-	-	-	-	-
Deferred stock compensation related to stock options	-	-	-	-	(20)	-	20	-	-
Amortization of restricted stock	-	-	-	-	-	-	425	-	425
Amortization of deferred stock and stock compensation expense	-	-	-	-	-	-	461	-	461
Net loss	-	-	-	-	-	-	-	(15,685)	(15,685)
Foreign currency translation adjustment	-	-	-	-	-	1	-	-	1
Balance at December 31, 2001	-	-	28,788,305	29	118,995	1	(623)	(51,147)	67,255
Exercise of stock options	-	-	376,949	-	950	-	-	-	950
Exercise of warrants	-	-	293,964	-	17	-	-	-	17
Forfeiture of unvested stock options	-	-	-	-	(487)	-	487	-	-
Amortization of deferred stock and stock compensation expense	-	-	-	-	2,227	-	73	-	2,300
Amortization of restricted stock	-	-	-	-	-	-	63	-	63
Net loss	-	-	-	-	-	-	-	(24,934)	(24,934)
Foreign currency translation adjustment	-	-	-	-	-	(80)	-	-	(80)
Balance at December 31, 2002	-	$ -	29,459,218	$ 29	$ 121,702	$ (79)	$ -	$ (76,081)	$ 45,571

LUMINEX CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Luminex Corporation (the "Company"), a Delaware corporation, designs, develops, manufactures, markets, services and supplies proprietary molecular measurement and analysis systems (the "xMAP System") capable of performing multiple tests on a single patient sample.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated upon consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual amounts and results could differ from those estimates, and such differences could be material to the financial statements.

Cash Equivalents

Cash equivalents consist of cash deposits and investments with original maturities of three months or less when purchased.

Short-Term Investments

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company's short-term investments are classified as held-to-maturity since the Company has the intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at cost, adjusted for amortization of premiums and discounts to maturity. The cost of these investments, adjusted for amortization, approximates fair value. Such amortization is included in interest income. Interest on securities classified as held-to-maturity is also included in other income.

The Company had no short-term investments as of December 31, 2002.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist of short-term investments and trade receivables. The Company's short-term investments consist of investments in high credit quality financial institutions and corporate issuers.

The Company provides credit, in the normal course of business, to a number of its customers geographically dispersed primarily throughout the U.S. The Company attempts to limit its credit risk by performing ongoing credit evaluations of its customers and maintaining adequate allowances for potential credit losses and does not require collateral.

One customer accounted for 16%, 13% and 13% of the Company's total revenues in 2002, 2001 and 2000, respectively. An additional customer accounted for 16% of the Company's total revenues in 2001. No other customer accounted for more than 10% of total revenues in 2002, 2001 or 2000.

Inventories

Inventories, consisting primarily of raw materials and purchased components, are stated at the lower of cost (standard cost adjusted to actual at period end) or market. The Company routinely assesses its on-hand inventory for timely identification and measurement of obsolete, slow-moving or otherwise impaired inventory.

Property and Equipment

Property and equipment are carried at cost less accumulated amounts for amortization and depreciation. Property and equipment are generally amortized or depreciated on a straight-line basis over the useful lives of the assets, which range from three to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of the remaining term of the lease or the estimated useful life of the improvements.

Software Costs

The Company capitalizes eligible software development costs incurred subsequent to completion of the preliminary project stage, pursuant to the American Institute of Certified Public Accountants' Statement of Position ("SOP") No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." After all substantial testing and deployment is completed and software is ready for its intended use, development costs are amortized over the shorter of the expected useful life of the software or five years. The impact of adoption on the consolidated financial statements of the Company was not material. Prior to adoption of SOP No. 98-1, the Company expensed these costs as incurred.

Impairment of Long-Lived Assets

The Company evaluates its long-lived assets in accordance with SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets." Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable. When such factors and circumstances exist, the Company compares the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives against their respective carrying amounts. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets and is recorded in the period in which the determination was made.

Revenue Recognition and Allowance For Doubtful Accounts

Revenue from sales of the Company's products are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed and determinable and collectibility is probable. Generally, these criteria are met at the time the product is shipped. Revenues from royalties related to agreements with strategic partners are recognized when such amounts are either reported to the Company or accrued based on shipment activity provided by the respective strategic partner. Revenue from extended service agreements are deferred and recognized ratably over the term of the agreement.

In accordance with the terms of a federal grant in which the Company participated, grant revenue was recognized as research expenses relating to the grant were incurred, provided that the amounts received were not refundable if the research was not successful. On July 1, 2001, we permanently withdrew from our grant arrangement and no further grant revenue is anticipated.

Amounts billed or collected in excess of revenue recognized are recorded as deferred revenue.

We continuously monitor collections and payments from our customers and maintain allowances for doubtful accounts based upon our historical experience and any specific customer collection issues that have been identified. While such credit losses have historically been within our expectations, there can be no assurance that we will continue to experience the same level of credit losses that we have in the past. A significant change in the liquidity or financial position of any one of our customers, or a further deterioration in the economic environment, in general, could have a material adverse impact on the collectibility of our accounts receivable and our future operating results, including a reduction in future revenues and additional allowances for doubtful accounts.

Warranty Programs

We provide for the estimated cost of product warranties at the time revenue is recognized. While we engage in product quality programs and processes, our warranty obligation is affected by product failure rates, material usage and service delivery costs incurred in correcting a product failure. Should actual product failure rates, material usage or service delivery costs differ from our estimates, revisions to the estimated warranty liability would be required.

Research and Development Costs

Research and development costs are expensed in the period incurred.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising expenses were not significant for any of the years presented.

Incentive Compensation

Management incentive plans are tied to various financial performance metrics. Bonus accruals made throughout the year related to the various incentive plans are based on management's best estimate of the achievement of the specific financial metrics. Adjustments to the accruals are made on a quarterly basis as forecasts of financial performance are updated. At year-end, the accruals are adjusted to reflect the actual results achieved.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." This statement prescribes the use of the liability method whereby deferred tax assets and liabilities are determined based on differences between the basis for financial reporting purposes and the tax bases of such assets and liabilities, and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Net Loss Per Share

SFAS No. 128, "Earnings Per Share" prescribes standards for computing net income (loss) per share. Basic net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common and common equivalent shares outstanding during the period. Potentially dilutive securities composed of incremental common shares issuable upon the exercise of stock options and warrants, and common shares issuable on conversion of preferred stock, were excluded from historical diluted loss per share because of their anti-dilutive effect.

Stock-Based Compensation

SFAS No. 123 prescribes accounting and reporting standards for all stock-based compensation plans, including employee stock options. As allowed by SFAS No. 123, the Company has elected to continue to account for its employee stock-based compensation using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25").

SFAS No. 123 allows companies to estimate the pro forma fair value of their stock-based compensation using a generally recognized option pricing model and provide those results in the form of footnote disclosure. The fair value of each option grant was estimated using the Black Scholes Option-Pricing model based on the date of grant and the following weighted average assumptions at December 31:

	2002	2001	2000
Dividend yield	0.0%	0.0%	0.0%
Expected volatility	1.0%	0.9%	0.6%
Risk-free rate of return	5.0%	5.0%	5.0%
Expected life	10 yrs	10 yrs	10 yrs
Weighted average fair value at grant date	$ 4.11	$ 16.44	$ 19.52

For purposes of pro forma disclosures, the estimated fair value of the options is expensed over the options' vesting periods. Because, for pro forma purposes, the estimated fair value of the Company's employee stock options is treated as if amortized to expense over the options vesting period, the effects of applying SFAS No. 123 for pro forma disclosure are not necessarily indicative of future amounts (in thousands, except per share amounts):

	Year Ended December 31,		
	2002	2001	2000
Net loss, as reported	$ (24,934)	$ (15,685)	$ (12,474)
Add: Stock based employee compensation expense included in reported net loss	1,732	886	2,440
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(9,473)	(12,226)	(5,604)
Pro forma net loss	$ (32,675)	$ (27,025)	$ (15,638)
Earnings per share			
Basic and Diluted - as reported	$ (0.85)	$ (0.55)	$ (0.52)
Basic and Diluted - pro forma	$ (1.12)	$ (0.95)	$ (0.66)

Segment Reporting

SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," requires the use of a management approach in identifying the business segments of an enterprise. Management has determined that the Company operates in one business segment.

Reclassification

Certain prior year amounts have been reclassified to conform to current year presentation.

NOTE 2 - ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following at December 31 (in thousands):

	2002	2001
Accounts receivable	$ 2,860	$ 7,746
Less: Allowance for doubtful accounts	(400)	(500)
	$ 2,460	$ 7,246

The following table summarizes the changes in the allowance for doubtful accounts (in thousands):

Balance at December 31, 1999	$ 64
Additions charged to costs and expenses	94
Write-offs of uncollectible accounts	(88)
Balance at December 31, 2000	70
Additions charged to costs and expenses	616
Write-offs of uncollectible accounts	(186)
Balance at December 31, 2001	500
Additions charged to costs and expenses	218
Write-offs of uncollectible accounts	(334)
Recoveries of uncollectible accounts	16
Balance at December 31, 2002	$ 400

NOTE 3 - INVENTORIES

Inventories consisted of the following at December 31 (in thousands):

	2002	2001
Parts and supplies	$ 6,995	$ 7,225
Work-in-progress	304	735
Finished goods	965	1,288
	8,264	9,248
Less: Allowance for obsolete inventory	(1,500)	(500)
	$ 6,764	$ 8,748

The Company has non-cancelable purchase commitments with certain of its component suppliers in the amount of approximately $3.0 million for 2003. Should production requirements fall below the level of the Company's commitments, the Company could be required to take delivery of inventory for which it has no immediate need or postpone delivery of inventory and incur an increased per unit cost going forward.

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31 (in thousands):

	2002	2001
Laboratory equipment	$ 2,676	$ 2,690
Leasehold improvements	875	850
Computer equipment	990	968
Purchased software and intangibles	1,523	1,499
Furniture and fixtures	325	348
Construction in progress	-	44
	6,389	6,399
Less: Accumulated amortization and depreciation	(3,992)	(2,822)
	$ 2,397	$ 3,577

NOTE 5 - NOTES RECEIVABLE - RELATED PARTIES

Notes Receivable - Related Parties consisted of the following at December 31 (in thousands):

	2002	2001
Notes receivable - related parties	$ 243	$ 389
Imputed interest discount on notes receivable - related party	(125)	(146)
	118	243
Less: Current portion	(43)	-
	$ 75	$ 243

Notes Receivable - Related Parties at December 31, 2002 consisted of notes from two officers of the Company.

During 2001, in connection with the relocation and employment of a former officer, the Company received a promissory note in the amount of $400,000, secured by mortgaged real property. On each of October 2, 2001 and 2002, according to the terms of the note, $50,000 of principal was forgiven. Effective January 1, 2003, the officer left the employment of the Company and consistent with the terms of the promissory note, an additional $100,000 was forgiven on that date. The additional $100,000 charge was taken as part of the fourth quarter 2002 business restructuring charge discussed in Note 7 below and is reflected in the carrying value of the note at December 31, 2002. The promissory note is non-interest bearing and is due on or before May 9, 2011.

During 2000, in connection with the relocation and employment of an officer, the Company received a promissory note in the amount of $38,500. The note is interest bearing and was due on or before February 25, 2003. Subsequent to December 31, 2002, the note plus accrued interest was repaid in its entirety by the officer.

Implied Interest Discount on Notes Receivable - Related Party is the discount derived from imputing an interest rate of 10% on the outstanding balance during the life of the note. This discount is amortized over the life of the note and recognized as interest income. The current balance is the unamortized portion remaining.

NOTE 6 - OTHER ASSETS

Other assets consisted of the following at December 31, (in thousands):

	2002	2001
Purchased technology rights (net)	$ 615	$ 587
Other	112	6
	727	593
Less: Current portion	(55)	-
	$ 672	$ 593

In March 2001, the Company entered into an agreement that provides the Company with a license to commercialize products incorporating certain patented technology. Under the terms of the agreement, the Company made $600,000 in milestone payments through December 31, 2002 and has agreed to make additional payments of $400,000 in the aggregate upon the achievement of additional milestones. In addition, the Company will make royalty payments based on sales of the developed products incorporating the licensed technology. The costs of the technology rights acquired were capitalized and are being amortized on a straight-line basis over their estimated useful life of approximately four years. For the years ended December 31, 2002 and 2001, the Company recognized amortization expense related to the amortization of these acquired technology rights of approximately $40,000 and $13,000, respectively.

NOTE 7 - BUSINESS RESTRUCTURING COSTS

In November 2002, the Company's management approved a business restructuring plan to reduce headcount and infrastructure. The Company recorded approximately $2.3 million in business restructuring charges. Components of business restructuring charges and the remaining accruals as of December 31, 2002 were as follows (in thousands):

	Initial Charge	Cash and Non-Cash Activity	Balance at December 31, 2002
Employee separation costs	$ 1,401	$ (364)	$ 1,037
Facility restructuring costs	928	(136)	792
	$ 2,329	$ (500)	$ 1,829

Employee separation costs, which include severance, related payroll taxes, outplacement and other benefits, owed to approximately 35 terminated employees, totaled approximately $1.4 million during 2002, of which approximately $364,000 has been paid. Employee groups impacted by the restructuring include personnel in positions throughout the sales, marketing, research and development and general and administrative functions. Remaining cash expenditures resulting from the restructuring are estimated to be $1.7 million during 2003 and consist of approximately $937,000 in remaining severance to employees and approximately $792,000 related to facility restructuring costs. There can be no assurance that the estimated costs of the Company's restructuring efforts will not change. During 2002, we incurred cash expenditures totaling approximately $364,000 and non-cash charges of approximately $136,000 related to our business restructuring. We expect to incur all of the remaining cash expenditures related to the business restructuring in the first quarter of 2003.

NOTE 8 - IMPAIRMENT OF INVESTMENT

On September 5, 2002, the Company transferred assets related to the Company's Rules-Based Medicine research and development project ("RBM"), consisting of cash, property and equipment with a fair market value of approximately $1.6 million, to Rules Based Medicine, Inc., a newly formed company headed by the Company's former chairman, chief executive officer and co-founder. The Company periodically analyzed its strategic investment for impairment considered other than temporary. In performing its analysis on this strategic investment, the Company first evaluated whether general market conditions which reflect prospects for the economy as a whole, or specific information pertaining to the investment's industry or the individual entity, indicated that a decline in value that is other than temporary had occurred. Then, the Company considered specific factors, including the financial condition and near-term prospects of the investment, any specific events that may affect the investee company, and the intent and ability of the Company to retain the investment for a period of time sufficient to allow for any anticipated recovery in market value. At December 31, 2002, based upon current estimates of future cash flow, current market conditions and current profitability, the Company made the decision to permanently impair the strategic investment. As a result of this decision, the Company recognized $1.6 million in impairment charges for the year ended December 31, 2002, and such amount is recorded as "Impairment of investment" in the Consolidated Statements of Operations.

NOTE 9 - INCOME TAXES

As of December 31, 2002, the Company had federal net operating loss carryforwards of approximately $86.1 million and research and development credit carryforwards of approximately $1.4 million that will begin to expire in 2010 if not utilized prior to that time.

Current federal income tax laws impose substantial restrictions on the utilization of net operating losses and tax credits in the event of an "ownership change," as defined in such laws, of a corporation. The Company's utilization of the net operating losses incurred prior to 2000 will be subject to an annual limitation due to an "ownership change" resulting from the sales of equity securities.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31 are as follows (in thousands):

	2002	2001
Deferred tax assets:		
Deferred revenue	$ 1,225	$ 175
Depreciable assets	271	453
Accrued expenses and other	1,353	1,000
Net operating loss and credit carryforwards	33,275	24,680
Write-down of investment	574	-
Stock compensation	1,128	681
Total deferred tax assets	37,826	26,989
Valuation allowance for deferred tax assets	(37,621)	(26,880)
Net deferred taxes	205	109
Deferred tax liabilities:		
Prepaid expenses	(205)	(109)
Total deferred tax liabilities	(205)	(109)
Net deferred taxes	$ -	$ -

The Company has established a valuation allowance equal to the net deferred tax assets due to uncertainties regarding the realization of deferred tax assets based on the Company's lack of earnings history. The valuation allowance increased by approximately $10.8 million during 2002. $8.7 million of this increase was due to operating losses not benefited and $2.1 million was due to stock option deductions. Approximately $10.1 million of the valuation allowance relates to tax benefits for stock option deductions included in the net operating loss carryforward, which when realized, will be allocated directly to contributed capital to the extent the benefits exceed amounts attributable to deferred compensation expense.

The Company's provision for income taxes differs from the expected tax benefit amount computed by applying the statutory federal income tax rate of 34% to income before income taxes as a result of the following:

	Year Ended December 31,		
	2002	2001	2000
Statutory tax rate	(34.0)%	(34.0)%	(34.0)%
State taxes, net of federal benefit	(3.0)%	(3.0)%	(2.9)%
Nondeductible expenses	0.2 %	0.3 %	0.7 %
Research credit generated	(0.5)%	(3.4)%	(2.3)%
Other	0.0 %	0.3 %	0.4 %
Operating losses not benefited	37.3 %	39.8 %	38.1 %
	75.0 %	80.8 %	78.4 %

NOTE 10 - NET LOSS PER SHARE

The Company has excluded all outstanding stock options, outstanding warrants to purchase stock and shares subject to repurchase from the calculation of diluted loss per common share because all such securities are anti-dilutive for all applicable periods presented. The total number of shares excluded from the calculations of diluted net loss per share, prior to application of the treasury stock method for options, was 1,966,671, 3,967,020 and 5,428,763, for the years ended December 31, 2002, 2001 and 2000, respectively. Such securities, had they been dilutive, would have been included in the computations of diluted net loss per share.

NOTE 11 - STOCKHOLDERS' EQUITY

Initial Public Offering

On March 30, 2000, trading of the Company's common stock on The Nasdaq Stock Market commenced in conjunction with the Company's initial public offering of 4,500,000 shares of common stock at $17 per share. Cash proceeds from the offering, net of underwriting discounts and commissions, totaled approximately $71.1 million and were received by the Company upon closing of the offering on April 4, 2000. Concurrent with the initial public offering, a total of 841,359 shares of convertible preferred stock, representing all of the Company's issued and outstanding preferred stock, were converted into 8,768,582 shares of common stock.

On April 27, 2000, the underwriters of the initial public offering exercised a portion of their over-allotment option and purchased an additional 369,000 shares of the common stock, generating additional proceeds to the Company of approximately $5.8 million, net of underwriting discounts and commissions.

Stock Split

On March 30, 2000, the number of authorized shares of common stock was increased to 200,000,000. Additionally, on March 9, 2000, the Board of Directors of the Company approved a 2.04-for-1 stock split of common stock in the form of a stock dividend. All common stock and per share information has been adjusted to reflect the stock dividend as if such stock dividend had taken place at the inception of the Company.

Preferred Stock

The Company's Board of Directors has the authority to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the Company's stockholders.

The Company had previously issued Series A, Series B, Series C, Series D and Series E Convertible Preferred Stock. Effective March 30, 2000, in connection with the Company's initial public offering, all outstanding classes of convertible preferred stock were converted to common stock. At December 31, 2002 and 2001, there was no preferred stock issued and outstanding.

Stockholder's Rights Plan

On June 20, 2001, the Company's Board of Directors declared a dividend of one right for each outstanding share of the Company's common stock to stockholders of record at the close of business on July 2, 2001. Each right entitles the registered holder to purchase from the Company a unit consisting of one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.001 per share, at a purchase price of $100 per fractional share, subject to adjustment. The rights are not currently exercisable and will become exercisable only in the event a person or group acquires beneficial ownership of 20 percent or more of common stock. The rights expire on June 20, 2011.

Warrants

At December 31, 2002, the Company had outstanding a warrant to purchase 13,000 shares of common stock at a price of $12.00 per share. In 2000, the Company granted this warrant to a collaborative partner. The Company recorded, in selling, general and administrative expense, stock compensation in the amount of $135,000 in connection with the issuance of this warrant. At December 31, 2001, the Company had outstanding warrants to purchase 351,090 shares of common stock at prices ranging from $1.96 to $12.00 per share.

NOTE 12 - EMPLOYEE BENEFIT PLANS

Stock Option Plans

Under the Company's 1996 Stock Option Plan (the "1996 Plan"), the 2000 Long-Term Incentive Plan (the "2000 Plan") and the 2001 Broad-Based Stock Option Plan (the "2001 Plan"), certain employees, non-employees and non-employee directors have been granted options to purchase shares of common stock. The stock options generally vest in installments over a multi-year period and expire either five or ten years after the date of grant. Since approval of the 2000 Plan in February 2000, no further option shares are authorized for issuance under the 1996 Plan. At December 31, 2002, there were options for approximately 1.3 million shares of common stock outstanding under the 1996 Plan.

The 2000 Plan allows the Company to grant a variety of incentive awards to key employees, directors and consultants of the Company. A maximum of 3.6 million shares of common stock were authorized for issuance under the 2000 Plan and can be awarded in the form of non-qualified stock options, stock appreciation rights, restricted stock and other stock-based awards. A total of approximately 1.7 million shares are authorized and available for future issuance as of December 31, 2002. At December 31, 2002, there were options for approximately 1.8 million shares of common stock outstanding under the 2000 Plan.

The 2001 Plan allows the Company to grant non-qualified stock options to employees and consultants of the Company. Directors and officers of the Company are not eligible to participate in the 2001 Plan or to receive grants thereunder. A maximum number of shares of common stock equal to five percent (5%) of the maximum number of fully diluted common shares outstanding from time to time, subject to adjustment, are authorized for issuance under the 2001 Plan. As of December 31, 2002, the maximum number of shares authorized for issuance under the 2001 Plan was approximately 1.8 million. A total of approximately 1.0 million shares are authorized and available for future issuance as of December 31, 2002. At December 31, 2002, there were options for approximately 778,000 shares of common stock outstanding under the 2001 Plan.

The 1996 Plan, the 2000 Plan and 2001 Plan are administered by the Compensation Committee of the Board of Directors which has the authority to determine the terms and conditions under which options will be granted, including the number of shares, option price, vesting schedule and term. Under certain circumstances, the Company may repurchase previously granted options or shares issued upon the exercise of a previously granted option.

During the years ended December 31, 2002, 2001 and 2000, the Company recorded deferred stock compensation expense of $2.4 million, $886,000 and $2.4 million in connection with certain stock options and restricted stock granted. The amounts represent the difference between the exercise price of stock option grants and the deemed fair value of the common stock at the time of such grants amortized over the vesting period of the grant or, for restricted stock, the market value of the shares at the time of issuance amortized over the vesting period. During 2000, the Company granted options to purchase 255,000 shares of common stock with an exercise price of $11.76 per share and fair value of $17.00 per share. During 2002, the Company subsequently recaptured approximately $488,000 of unrecognized deferred stock compensation related to this issuance upon the departure as an employee of the option holder. During 2002, the Company recorded approximately $630,000 of stock compensation expense related to option issuances during the year to certain non-employees performing services for the Company. At September 5, 2002, the Company recognized stock compensation expense of approximately $1.6 million in connection with the modification of the terms of stock options. In connection with the RBM transaction, the Company agreed to extend the exercise period of fully vested options held by former employees who resigned from the Company to join RBM for the lesser of two years or the stated expiration date of such options. All deferred compensation amounts are being amortized over the vesting periods of the applicable options resulting in amortization of $135,000, $481,000 and $1.7 million in 2002, 2001 and 2000, respectively. There was no unamortized deferred stock compensation at December 31, 2002.

A summary of the changes in stock options and warrants is as follows:

	Shares	Range of Exercise Prices	Weighted Average Exercise Price
Options outstanding, December 31, 1999	3,437,359	$0.49 - $5.88	$ 3.06
Granted	1,718,000	$5.88 - $44.61	$ 9.88
Exercised	(648,529)	$0.49 - $18.63	$ 2.67
Surrendered	(64,184)	$1.96 - $17.00	$ 5.86
Options outstanding, December 31, 2000	4,442,646	$0.49 - $44.61	$ 9.71
Granted	1,064,097	$12.81 - $30.82	$ 18.24
Exercised	(1,123,487)	$0.49 - $44.61	$ 2.99
Surrendered	(80,480)	$5.88 - $28.00	$ 16.73
Options outstanding, December 31, 2001	4,302,776	$0.49 - $44.61	$ 13.48
Granted	1,029,500	$4.11 - $18.00	$ 7.61
Exercised	(376,949)	$0.49 - $13.05	$ 2.51
Surrendered	(1,109,661)	$5.88 - $44.61	$ 16.96
Options outstanding, December 31, 2002	3,845,666	$1.96 - $41.75	$ 11.97

The following table summarizes outstanding and exercisable options and warrants at December 31, 2002:

	Options and Warrants Outstanding			Options and Warrants Exercisable	
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable and Vested	Weighted Average Exercise Price
$ 1.96 - $ 3.92	1,152,500	1.21 years	$ 3.74	1,152,500	$ 3.74
$ 4.11 - $ 6.50	186,242	4.97 years	$ 5.83	186,242	$ 5.83
$ 6.51 - $ 8.00	737,175	9.41 years	$ 6.59	279,061	$ 6.68
$12.56 - $17.94	1,025,027	7.20 years	$ 15.99	726,873	$ 16.15
$18.00 - $41.75	744,722	7.00 years	$ 26.05	588,213	$ 25.84
	3,845,666	5.68 years	$ 11.97	2,932,889	$ 11.66

Total exercisable options as of December 31, 2002, 2001 and 2000 were 2,932,889, 2,270,727 and 1,935,402, respectively.

Reserved Shares of Common Stock

At December 31, 2002 and 2001, the Company had reserved 3,845,666 and 4,653,866 shares of common stock, respectively, for the conversion of the following:

	December 31,	
	2002	2001
Warrants	13,000	351,090
Options	3,832,666	4,302,776
	3,845,666	4,653,866

Employee Savings Plans

Beginning in 1998, the Company utilized a Savings Incentive Match Plan for Employees ("SIMPLE") under Section 408(p) of the Internal Revenue Code. Each employee of the Company was eligible to contribute up to $6,000 annually. The Company matched such contributions on a dollar-for-dollar basis up to the lesser of 3% of the employee's gross salary compensation or $6,000. All employee and employer contributions were immediately vested. The Company's contributions totaled approximately $0, $0 and $128,000 in 2002, 2001 and 2000, respectively.

Effective January 1, 2001, the Company ceased its SIMPLE plan and began sponsoring a retirement plan authorized by section 401(k) of the Internal Revenue Code. In accordance with the 401(k) plan, all employees are eligible to participate in the plan on the first day of the month following the commencement of full time employment. For 2002 and 2001, each employee could contribute a percentage of compensation up to a maximum of $11,000 and $10,500 per year, respectively, with the Company matching 50% of each employee's contributions. The Company's contributions for 2002 and 2001 were $292,000 and $294,000, respectively.

Restricted Stock Awards

Restricted stock awards may be granted at the discretion of the Board of Directors under the 2000 Plan in connection with the hiring or retention of key employees and are subject to certain conditions. Restrictions expire at certain dates after the grant date in accordance with specific provisions in the employee's agreement. During the year ended December 31, 2000, the Company awarded 15,000 shares of restricted common stock, which had a fair value at the date of grant of $566,250. Compensation under this restricted stock award is charged to expense over the restriction period and amounted to $63,000, $425,000 and $79,000 in 2002, 2001 and 2000, respectively. As of December 31, 2002, the Company had no deferred stock compensation relating to this or any other restricted stock award.

NOTE 13 - COMMITMENTS AND CONTINGENCIES

Lease Arrangements

The Company has operating leases related primarily to its office facilities. Rental expense for these operating leases for the years 2002, 2001 and 2000 totaled approximately $813,000, $736,000 and $548,000, respectively.

Minimum annual rental commitments as of December 31, 2002 under non-cancellable leases (after taking into account the effects of the restructuring charges taken in the fourth quarter of 2002) for each of the next five years and in the aggregate were as follows (in thousands):

2003	$ 783
2004	770
2005	794
2006	806
2007	824
Thereafter	1,980
Total	$ 5,957

Non-Cancelable Purchase Commitments

As of December 31, 2002 the Company had approximately $3.0 million in purchase commitments with several of its inventory suppliers. These commitments require delivery of minimum amounts of components throughout 2003. None of the Company's current commitments extend past 2003.

NOTE 14 - RELATED PARTY TRANSACTIONS

On June 1, 1999, the Company entered into a consulting agreement with a director of Luminex for consulting services. In consideration for those services, the Company paid the director $5,833 per month. On November 1, 1999, the Company amended that agreement to increase the amount of consulting services provided to the Company and the consulting fee to $11,666 per month. In addition, the Company issued stock options for the purchase of 51,000 shares of the Company's common stock to this director. The Company recorded compensation expense related to these options of approximately $1.0 million in 2000. The consulting agreement terminated on October 31, 2000.

During 2001, in connection with the relocation and employment of a former officer, the Company received a promissory note in the amount of $400,000, secured by mortgaged real property. On each of October 2, 2001 and 2002, according to the terms of the note, $50,000 of principal was forgiven. Effective January 1, 2003, the officer left the employment of the Company and consistent with the terms of the promissory note, an additional $100,000 was forgiven on that date. The additional $100,000 charge was taken as part of the fourth quarter 2002 business restructuring charge and is reflected in the carrying value of the note at December 31, 2002. The promissory note is non-interest bearing and is due on or before May 9, 2011.

During 2000, in connection with the relocation and employment of an officer, the Company received a promissory note in the amount of $38,500. The note is interest bearing and was due on or before February 25, 2003. Subsequent to December 31, 2002, the note plus accrued interest was repaid in its entirety by the officer.

NOTE 15 - JOINT VENTURE RESEARCH ARRANGEMENT

The Company, along with a joint venture partner, was granted a special assistance award in October 1998, by the National Institute of Standards and Technology to conduct liquid array technology development. The government grant was reinstated July 1, 2000 with a new joint venture partner after being temporarily suspended in September 1999 when the prior joint venture partner withdrew due to a change in its business strategy. Effective July 1, 2001, the Company permanently withdrew from the arrangement, and no future grant revenue is expected. The Company incurred expenses related to liquid array development activities totaling $0, $591,000 and $559,000 and recognized grant revenues of $0, $492,000 and $466,000 during 2002, 2001 and 2000, respectively.

NOTE 16 - GEOGRAPHIC INFORMATION

We operate in one business segment, biological testing in the life sciences industry. The table below provides information regarding product revenues from our sales to customers within the United States and in foreign countries for the years ended December 31 (in thousands):

	2002	2001	2000
Domestic	$ 10,313	$ 18,142	$ 5,966
Foreign:			
Europe	2,383	1,590	1,392
Asia	30	75	361
Other	282	640	405
	$ 13,008	$ 20,447	$ 8,124

NOTE 17 - SUBSEQUENT EVENT - SETTLEMENT OF LITIGATION

As a result of a procedural omission, the Company is unable to pursue a patent in Japan, which corresponds to some of the Company's issued U.S. patents related to the Company's method of "real time" detection and quantification of multiple analytes from a single sample. On January 31, 2000, the Company filed a lawsuit in Travis County, Texas state district court alleging negligence and breach of contract on the part of the Company's prior patent counsel in this matter. On March 7, 2003, the parties executed a full, final and complete release regarding such action, without an admission of liability or wrongdoing on the part of the defendants. As consideration in connection with the settlement and release, the Company received approximately $1.8 million, net of legal and related costs and expenses.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information required by this item is incorporated by reference to information under the caption "Proposal 1 - Election of Directors" and to the information under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in our definitive proxy statement for our annual meeting of stockholders to be held on or about May 22, 2003 (the "Proxy Statement"). Our Proxy Statement will be filed with the Securities and Exchange Commission not later than 120 days subsequent to December 31, 2002.

Certain information with respect to our executive officers is set forth under the caption "Executive Officers and Related Information" in Item 4 of this Annual Report on Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION

Information concerning executive compensation is incorporated by reference to the sections entitled "Executive Compensation and Related Information" contained in our Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information concerning the security ownership of certain beneficial owners and management is incorporated by reference to the section entitled "Security Ownership of Certain Beneficial Owners and Management" contained in our Proxy Statement.

Equity Compensation Plan Information

The following table sets forth, as of December 31, 2002, certain information with respect to shares of the Company's common stock authorized for issuance under the Company's equity compensation plans.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A))
	(A)	(B)	(C)
Equity compensation plans approved by security holders	3,067,771	$ 12.40	1,723,511
Equity compensation plans not approved by security holders (1)	777,895	$ 10.30	1,017,987
Total	3,845,666	$ 11.97	2,741,498

(1) The number of shares of the Company's common stock authorized for issuance under the 2001 Plan, is determined by calculating 5% of the maximum number of all issued and outstanding shares of the common stock plus all shares of the common stock which may be directly issuable upon the exercise, exchange or conversion of any outstanding rights, warrants, options or other derivative securities convertible into shares of common stock.

2001 Broad-Based Stock Option Plan

In February 2001, our Board of Directors approved the 2001 Plan, a non-stockholder approved plan, for grants of stock options to employees who are not directors or officers of the Company. Options may be granted to such employees at not less than 100% of the fair market value of the common stock on the date of grant. The options become exercisable in whole or in such installments as determined by the Board of Directors and generally expire 10 years after the grant date. For addition information regarding the Company's 2001 Plan, see Note 12 of Notes to Consolidated Financial Statements.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information concerning certain relationships is incorporated by reference to the section entitled "Certain Relationships and Related Party Transactions" contained in our Proxy Statement.

ITEM 14. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures. Within 90 days prior to the date of this Annual Report on Form 10-K (the "Evaluation Date"), our Interim Chief Executive Officer and Acting Chief Financial Officer have reviewed and evaluated the effectiveness of our "disclosure controls and procedures" (as defined in the Securities Exchange Act of 1934 Rules 13a-14(c) and 15(d)-14(c). Based on that evaluation, these officers concluded that as of the Evaluation Date, the Company's disclosure controls and procedures were adequate and effective to ensure that material information required to be disclosed in this Annual Report on Form 10-K regarding the Company and its consolidated subsidiaries has been made known to them by others within Company.

Changes in Internal Controls. There were no significant changes in the Company's internal controls or in other factors that could significantly affect the Company's disclosure controls and procedures subsequent to the Evaluation Date. There were no significant deficiencies or material weaknesses identified, and therefore no corrective actions were taken.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a) The following documents are filed as a part of this Annual Report on Form 10-K:

(1) *Financial Statements:*

The Financial Statements required by this item are submitted in Part II, Item 8 of this report.

(2) Financial Statement Schedules:

All schedules are omitted because they are not applicable or the required information is shown in the Financial Statements or in the notes thereto.

(3) Exhibits:

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT
2.1	Asset Purchase Agreement, effective as of September 5, 2002, by and among Rules-Based Medicine, Inc., Luminex Corporation and RBM Acquisition, Inc. (Pursuant to Item 601(b)(2) of Regulation S-K, the schedules to this agreement are omitted, but will be provided supplementally to the Commission upon request) (Previously filed as an Exhibit to the Company's Current Report on Form 8-K dated September 5, 2002).
3.1	Restated Certificate of Incorporation of the Company (Previously filed as an Exhibit to the Company's Registration Statement on Form S-1 (File No. 333-96317), filed February 7, 2000, as amended).
3.2	Amended and Restated Bylaws of the Company (Previously filed as an Exhibit to the Company's Registration Statement on Form S-1 (File No. 333-96317), filed February 7, 2000, as amended).
4.1	Rights Agreement dated as of Jun 21, 2001 between Luminex Corporation and Mellon Investor Services, LLC, as Rights Agent which includes as Exhibit A the form of Certificate of Designations of Series A Junior Participating Preferred Stock setting forth the terms of the Series A Junior Participating Preferred Stock, as Exhibit B the form of Rights Certificate and as Exhibit C the Summary of Rights (Previously filed as Exhibit 4 to the Company's Current Report on Form 8-K dated June 20, 2001).
10.1#	1996 Stock Option Plan of the Company, as amended (Previously filed as an Exhibit to the Company's Registration Statement on Form S-1 (File No. 333-96317), filed February 7, 2000, as amended).
10.2#	Form of Stock Option Agreement for the 1996 Stock Option Plan (Previously filed as an Exhibit to the Company's Registration Statement on Form S-1 (File No. 333-96317), filed February 7, 2000, as amended).
10.3#	Form of Incentive Stock Option Agreement for the 1996 Stock Option Plan (Previously filed as an Exhibit to the Company's Registration Statement on Form S-1 (File No. 333-96317), filed February 7, 2000, as amended).
10.4#	2000 Long-Term Incentive Plan of the Company, as amended (Previously filed as an Exhibit to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2002).
10.5#	Form of Stock Option Award Agreement for the 2000 Long-Term Incentive Plan (Previously filed as an Exhibit to the Company's Registration Statement on Form S-1 (File No. 333-96317), filed February 7, 2000, as amended).
10.6#	2001 Broad-Based Stock Option Plan of the Company (Previously filed as an Exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended December 30, 2001).

10.7#	Form of Option Grant Certificate for the 2001 Broad-Based Stock Option Plan (Previously filed as an Exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended December 30, 2001).
10.8+	Development and Supply Agreement dated as of March 19, 1999 by and between the Company and Bio-Rad Laboratories, Inc. (Previously filed as an Exhibit to the Company's Registration Statement on Form S-1 (File No. 333-96317), filed February 7, 2000, as amended)
10.9+	Amendment to Development and Supply Agreement dated as of January 13, 2000 by and between the Company and Bio-Rad Laboratories, Inc. (Previously filed as an Exhibit to the Company's Registration Statement on Form S-1 (File No. 333-96317), filed February 7, 2000, as amended)
10.10	Second Amendment to Development and Supply Agreement dated as of June 12, 2000 by and between the Company and Bio-Rad Laboratories, Inc. (Previously filed as an Exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000).
10.11+	Distribution, Development and Supply Agreement dated as of August 6, 2001 by and between the Company and Miraibio, Inc (Previously filed as an Exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended December 30, 2001).
10.12+	Agreement for Electronic Manufacturing Services dated as of January 1, 2000 by and between the Company and Sanmina Corporation (Previously filed as an Exhibit to the Company's Registration Statement on Form S-1 (File No. 333-96317), filed February 7, 2000, as amended).
10.13#	Form of Amended and Restated Employment Agreement between the Company and each of Randel S. Marfin, James W. Jacobson, Ph.D. and Oliver H. Meek (Previously filed as an Exhibit to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2002).
10.14#	Management Services Agreement, effective as of August 12, 2002, by and between Luminex Corporation and Thomas W. Erickson (Previously filed as an Exhibit to the Company's Current Report on Form 8-K dated September 5, 2002).
10.15	First Amendment to Management Services Agreement by and between Luminex Corporation and Thomas W. Erickson, dated March 1, 2003.
10.16#	Consultant Agreement, effective as of September 5, 2002, by and between Mark B. Chandler, Ph.D. and Luminex Corporation (Previously filed as an Exhibit to the Company's Current Report on Form 8-K dated September 5, 2002).
10.17#	Form of Indemnification Agreement dated May 22, 2002 between the Company and each of the directors and officers of the Company (Previously filed as an Exhibit to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2002)
10.18	Lease Agreement between Aetna Life Insurance Company, as Landlord, and Luminex Corporation, as Tenant, dated October 19, 2001 (Previously filed as an Exhibit to the Company's Form 10-Q for the quarterly period ended September 30, 2001).
10.19	First Amendment to Lease Agreement between Aetna Life Insurance Company, as Landlord, and Luminex Corporation as Tenant, dated July 25, 2002. (Previously filed as an Exhibit to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2002)
10.20	Lease Amendment between McNeil 4 & 5 Investors, LP, as Landlord, and Luminex Corporation, as Tenant, dated January 27, 2003
10.21	Sublease Agreement dated as of May 2, 2002 by and between the Company and American Innovations, Ltd., for facilities situated at 12112 Technology Boulevard, Austin, Texas 78727 (Previously filed as an Exhibit to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2002).
21.1	Subsidiaries of the Company.

23.1	Consent of Independent Auditors.
24.1	Power of Attorney (incorporated in the signature page of this report).
99.1	Certification by CEO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.2	Certification of CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Management contract or compensatory plan or arrangement

\+ Confidential treatment requested for certain portions of this Exhibit pursuant to Rule 406 promulgated under the Securities Act and Rule 24b-2 promulgated under the Securities Exchange Act, which portions are omitted and filed separately with the Securities and Exchange Commission.

(b) Reports on Form 8-K:

No reports on Form 8-K were filed by the Company during the quarter ended December 31, 2002.

(c) See Exhibits listed under Item 14(a)(3).

[THIS PAGE INTENTIONALLY LEFT BLANK]

SIGNATURES

Pursuant to the requirements of the Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 28, 2003.

LUMINEX CORPORATION

By: /s/ Thomas W. Erickson
Thomas W. Erickson
Interim President and Chief
Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Thomas W. Erickson and Harriss T. Currie, each his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

SIGNATURES	TITLE	DATE
/s/ Thomas W. Erickson Thomas W. Erickson	Interim President and Chief Executive Officer (Principal Executive Officer)	March 28, 2003
/s/ Harriss T. Currie Harriss T. Currie	Acting Chief Financial Officer and Controller (Principal Financial and Accounting Officer)	March 28, 2003
/s/ C. Thomas Caskey, M.D. C. Thomas Caskey, M.D.	Director	March 28, 2003
/s/ Robert J. Cresci Robert J. Cresci	Director	March 28, 2003
/s/ Fred C. Goad, Jr. Fred C. Goad, Jr.	Director	March 28, 2003
/s/ Laurence E. Hirsch Laurence E. Hirsch	Director	March 28, 2003
/s/ Jim D. Kever Jim D. Kever	Director	March 28, 2003
/s/ John E. Koerner, III John E. Koerner, III	Director	March 28, 2003

SIGNATURES	TITLE	DATE
/s/ G. Walter Loewenbaum II G. Walter Loewenbaum II	Chairman of the Board of Directors and Director	March 28, 2003
/s/ William L. Roper, M.D. William L. Roper, M.D.	Director	March 28, 2003

CERTIFICATION

I, Thomas W. Erickson, certify that:

1. I have reviewed this annual report on Form 10-K of Luminex Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 28, 2003

By: /s/ Thomas W. Erickson
Thomas W. Erickson
Interim President and Chief
Executive Officer

CERTIFICATION

I, Harriss T. Currie, certify that:

1. I have reviewed this annual report on Form 10-K of Luminex Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 28, 2003

By: /s/ Harriss T. Currie
Harriss T. Currie
Acting Chief Financial Officer
and Controller

OFFICERS

Thomas W. Erickson
Interim President and Chief Executive Officer

Harriss T. Currie
Acting Chief Financial Officer,
Controller and Treasurer

James W. Jacobson, Ph.D.
Vice President, Research and Development

Randel S. Marfin
Vice President, Marketing/Sales and
Business Development

Oliver H. Meek
Vice President, Manufacturing

BOARD OF DIRECTORS

G. Walter Loewenbaum II (1)
Chairman of the Board
Managing Director and Member
LeCorgne Loewenbaum & Co., L.L.C.

C. Thomas Caskey, M.D., F.A.C.P. (3)
President and Chief Executive Officer
Cogene Biotech Ventures, Ltd.

Robert J. Cresci (2)
Managing Director
Pecks Management Partners Ltd.

Fred C. Goad, Jr. (3)
Member
Voyent Partners, L.L.C.

Laurence E. Hirsch (1)(2)
Chairman of the Board and Chief Executive Officer
Centex Corporation

Jim D. Kever (2)
Member
Voyent Partners, L.L.C.

John E. Koerner, III (2)(3)
President
Koerner Capital, L.L.C.

William L. Roper, M.D., M.P.H.
Dean, School of Public Health
University of North Carolina

---

(1) Member of the Executive Committee
(2) Member of the Audit Committee
(3) Member of the Compensation Committee

Luminex

INVESTOR INFORMATION

Corporate Offices

Headquarters

Luminex Corporation
12212 Technology Boulevard
Austin, Texas 78727
Tel: 512.219.8020
Fax: 512.219.5195

European Office

Luminex B.V.
Hogehilweg 7
1101 CA Amsterdam
The Netherlands
Tel: +31 20 441 4188
Fax: +31 20 441 5805

Independent Auditors

Ernst & Young LLP
Austin, Texas

Annual Meeting of Stockholders

May 22, 2003

Transfer Agent and Registrar

Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, NJ 07660
Tel: 800-635-9270
www.melloninvestor.com

Investor Relations

For further information on Luminex, our Annual Report on Form 10-K or other financial information (available free of charge), please contact:

Investor Relations
Luminex Corporation
12212 Technology Boulevard
Austin, Texas 78727
Tel: 512.219.8020
Fax: 512.219.6325

You may also contact Luminex by sending an e-mail to: info@luminexcorp.com or by visiting the company's website at www.luminexcorp.com.

Luminex.